2021

Notice of Annual Meeting of Stockholders and Proxy Statement





ABOUT
MultiPlan

As a value-added provider of data analytics and technology-enabled end-to-end cost management, payment and revenue integrity solutions to the U.S. healthcare industry, we are committed to helping healthcare payors manage the cost of care, improve their competitiveness and inspire positive change. Leveraging sophisticated technology, data analytics and a team rich with industry experience, we interpret client needs and customize innovative solutions that combine our payment and revenue integrity, network-based and analytics-based services.

For more information, visit multiplan.com.

Message from our Chief Executive Officer and Chairperson of the Board

Dear Stockholders,

It is our pleasure to invite you to attend our inaugural Annual Meeting of Stockholders (the "Annual Meeting") at 11:00 a.m., Eastern Time, on Thursday, May 27, 2021. Holders of record of our Class A common stock as of March 29, 2021 are entitled to notice of, and to vote at, the Annual Meeting. Given the continuing impact of the COVID-19 pandemic and in order to protect the health of our employees, directors, and stockholders, our Annual Meeting will be conducted virtually at www.virtualshareholdermeeting.com/MPLN2021.

2020 was quite a year for everyone, and MultiPlan was no exception. As the COVID-19 pandemic unfolded, we responded quickly by enabling our teams to work remotely to ensure the health and safety of our employees while continuing to provide uninterrupted service to our customers.

In addition, in the fourth quarter of 2020, we became a public company through a merger with Churchill Capital Corp III and began trading on the New York Stock Exchange on October 9, 2020. Going public has enabled us to execute our growth strategy to enhance our product offerings to payors, extend into new payor customer segments and expand our platform to better serve our 1.2 million providers. To that end, we completed the acquisition of HSTechnology Solutions, Inc. in November 2020 and Discovery Health Partners in February 2021 to further enrich our solution suite and deliver additional value and utility to our customers.

We began 2020 with excellent momentum and delivered strong first quarter results. While the pandemic conditions and its impact on elective healthcare service certainly impacted our financial results in 2020, particularly in the second quarter, we were pleased to report stronger than expected results in the third quarter followed by even stronger fourth quarter results. We processed a record $29.0 billion in claims during the fourth quarter of 2020, identifying potential medical cost savings of $4.9 billion, and, for the year ended December 31, 2020, we processed $105.4 billion in claims and identified approximately $18.8 billion in potential savings. We also restructured our debt to reduce interest expense, extend debt maturities and increase our operating flexibility. Because of the dedication and professionalism of our people, we are well positioned to continue the momentum into this year.

I am proud of our mission to deliver fairness, efficiency and affordability to the U.S. healthcare system, and the pace at which we are progressing in achieving it. We are deeply engaged with our customers in planning and implementing numerous engagements that will generate meaningful reductions in the cost of healthcare and drive performance for our customers as well as for MultiPlan. We are proud to have navigated 2020 successfully, and we recognize the challenges resulting from COVID-19 are not over yet. We are optimistic that the worst is behind us and that 2021 will be another year of meaningful progress.

I would like to thank our stockholders for your support and confidence in our Company. I would also like to acknowledge our more than 2,200 outstanding MultiPlan colleagues for their tireless efforts, and thank our customers for their enduring trust and partnership.

Sincerely,

Mark II Tabak

Mark Tabak



Mark Tabak
Chief Executive Officer and Chairperson of the Board

MULTIPLAN'S MISSION

"I am proud of our mission to deliver fairness, efficiency and affordability to the U.S. healthcare system, and the pace at which we are progressing in achieving it."

Notice of Annual Meeting of Stockholders

Background

		
DATE AND TIME	**LOCATION**	**WHO CAN VOTE**
Thursday, May 27, 2021 at 11:00 a.m. EDT	Online only at www.virtualshareholdermeeting.com/MPLN2021	The record date for determining Stockholders entitled to receive notice of and to vote at the Annual Meeting is March 29, 2021*

* A list of these stockholders will be open for examination by any stockholder electronically during the 2021 Annual Meeting at www.virtualshareholdermeeting.com/MPLN2021 when you enter your 16-Digit Control Number.

Voting Items

	Board Recommendation
Proposal 1: Election of the four Class I nominees named in this proxy statement to our Board of Directors	✓ **FOR** each director nominee
Proposal 2: Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2021	✓ **FOR**
Proposal 3: Advisory vote to approve the compensation of our named executive officers	✓ **FOR**
Proposal 4: Advisory vote on the frequency of holding future advisory votes to approve the compensation of our named executive officers	✓ **1 YEAR**

Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Advance Voting Methods

		
TELEPHONE	**INTERNET**	**MAIL**
1-800-690-6903	www.proxyvote.com	Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717

Jeffrey Doctoroff
Corporate Secretary

This proxy statement and accompanying proxy card are first being made available on or about April 15, 2021.

> Whether or not you expect to virtually attend the annual meeting, please submit your proxy as soon as possible. If you do virtually attend the annual meeting, you may revoke your proxy and vote in person. Most Stockholders have three options for submitting their proxies prior to the annual meeting: (1) via the internet, (2) by phone or (3) by signing and returning the enclosed proxy. If you have internet access, we encourage you to appoint your proxy on the internet. It is convenient, and it saves the company significant postage and processing costs.

Table of Contents

About MultiPlan

Our Competitive Advantages

We have built longstanding, trusted partnerships with payors over the past 40 years. We have a sustained track record of adapting our products and services to meet our customers' changing needs.

- **1.2M+** contracted providers
- Proprietary data and algorithms – derived from **700+** payors' claims flow
- High throughput transaction processing with **96%- 99%** same day turnaround
- **350+** expert negotiators and support staff

We Make Healthcare More Affordable

- We operate in the large and growing U.S. healthcare system
- Payors are our key customers today
- MultiPlan delivers mission critical services, identified **$18.8B** in potential savings for our customers on **$105.4B** of claims processed in 2020 alone

MultiPlan's Three-Part Growth Strategy Responds to Key Healthcare Industry Trends



Changing **regulatory standards** and reporting requirements are adding complexity

Consumerism is on the rise as patients take a more active role in their medical journey and more closely evaluate services, costs and quality

Market consolidation is shifting the existing balance of power and changing incentive structures

Advancement of machine learning, artificial intelligence and automation is creating new **technological solutions**

Medicare Advantage growth, Medicaid expansion, and the aging population is leading to **growth in healthcare spend**

Evolution to **value-based payments** is driving demand for new solutions

The Value We Create

Business and Background

MultiPlan Corporation ("MultiPlan" or the "Company") is a leading value-added provider of data analytics and technology-enabled end-to-end cost management, payment and revenue integrity solutions to the U.S. healthcare industry. We are also one of the largest independent PPOs in the U.S., with contracted providers in all 50 states and the District of Columbia.

Our customers almost entirely are large national insurance companies, Blue Cross and Blue Shield plans, provider-sponsored and independent health plans, third party administrators, bill review companies, Taft-Hartley plans and other entities that pay medical bills related to the commercial healthcare, government, workers' compensation and auto medical markets ("payors"). We offer these payors a single electronic gateway to a comprehensive set of services in each of the three categories (Analytics-Based Services, Network-Based Services and Payment and Revenue Integrity Services) which are used in combination or individually to reduce the medical cost burden on healthcare payors and patients while fostering efficient payments to the providers. These offerings have enabled us to maintain long-term relationships with a number of our customers, including relationships of over 25 years with some of the nation's largest commercial payors. For the year ended December 31, 2020, our expansive network included access to over 1,200,000 healthcare providers and our comprehensive services identified approximately $18.8 billion in potential medical cost savings.

On July 12, 2020, Churchill Capital Corp III, a Delaware corporation ("Churchill"), entered into the Merger Agreement (the "Merger Agreement") by and among Music Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company ("First Merger Sub"), Music Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of the Company ("Second Merger Sub"), Polaris Investment Holdings, L.P. ("Holdings"), and Polaris Parent Corp., a Delaware corporation ("MultiPlan Parent"). On October 8, 2020, the Merger Agreement was consummated and the transactions contemplated thereby (the "Transactions") were completed. In connection with the Transactions, Churchill changed its name to MultiPlan Corporation and The New York Stock Exchange ticker symbols for its Class A common stock and warrants to "MPLN" and "MPLN.WS", respectively.

Unless otherwise noted, "we," "us," "our", "MultiPlan", and the "Company" and similar terms refer to MultiPlan Parent and its subsidiaries prior to the consummation of the Transactions, and MultiPlan and its subsidiaries after the Transactions.

Human Capital Management Highlights

- In 2020, we formed a Diversity, Inclusion and Belonging ("DIB") Governance Committee to establish, oversee and advance MultiPlan's DIB program.
- Our Corporate Education Department offers many learning opportunities, such as new employee orientation, ongoing operational and compliance training and optional courses to help employees further their career development.
- We utilize our MultiSTAR program to allow colleagues an opportunity to acknowledge co-workers for their great work and to recognize their professional accomplishments.
- Through our MultiPlan ACTS program, we are able to provide financial assistance for employees experiencing hardship; the program is funded 100% from employee donations and is administered by the ACTS Committee, comprised of MultiPlan employees.

> **PROTECTING OUR EMPLOYEES FROM COVID**
>
> As the COVID-19 pandemic unfolded, we responded quickly by enabling our teams to work remotely to ensure the health and safety of our employees while continuing to provide uninterrupted service to our customers.

Sustainability Highlights

- We have implemented a print management program that has significantly reduced our paper consummation since 2017.
- Each MultiPlan office has a Charitable Giving Committee that holds charitable activities throughout the year and we maintain a MultiPlan Matching Gifts Program.

Proxy Voting Roadmap

▸ Page 9

PROPOSAL 1
ELECTION OF DIRECTORS

 THE BOARD RECOMMENDS A VOTE **FOR** EACH OF THE CLASS I DIRECTOR NOMINEES

CLASS I DIRECTOR NOMINEES

Name and Principal Profession	Age	Independent	Committees		
			Audit	Compensation	Nominating & Corporate Governance
Paul D. Emery Director, Hellman & Friedman LLC	35	✓	Observer		
C. Martin Harris AVP of the Health Enterprise and Chief Business Officer, Dell Medical School at the University of Texas at Austin	64	✓			
Mark H. Tabak Chief Executive Officer and Chairperson of the Board, MultiPlan Corporation	71				
William L. Veghte Founder and Chief Executive Officer, Athene Partners	53	✓			

CONTINUING DIRECTORS

Name and Principal Profession	Age	Independent	Committees		
			Audit	Compensation	Nominating & Corporate Governance
Glenn R. August Founder, Sr. Partner and Chief Executive Officer, Oak Hill Advisors	59	✓			✓
Richard A. Clarke Chief Executive Officer, Good Harbor Security Risk Management	70	✓	✓	✓	
Anthony Colaluca, Jr. President, Colaluca Business Advisors, LLC	54	✓	C	✓	
Julie D. Klapstein Former Chief Executive Officer, Availity, LLC	66	✓	✓		
Michael S. Klein Founder and Senior Member, M. Klein and Company, LLC	57				
P. Hunter Philbrick Partner, Hellman & Friedman LLC	41	✓		C	✓
Allen R. Thorpe Partner, Hellman & Friedman LLC	49	✓ Lead Director			C

CORPORATE GOVERNANCE HIGHLIGHTS

- 82% of the Board, including 75% of the Class I director nominees, are independent; all Board committees are independent.

- Directors are required to retire from the Board when they reach the age of 75; in addition, the Board will not nominate for re-election any non-executive director if he or she has completed 15 years of service as a director.

- The Board includes a diversity of experience, background, gender, age and ethnicity to ensure that a broad range of views are considered.

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

▸ Page 27

 THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL

PROPOSAL 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

▸ Page 31

 THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL

The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial performance and encouraging them to remain with us for long, productive careers. The core elements of our 2020 executive compensation philosophy were that compensation be:

- Market competitive
- Performance-based
- Investor aligned
- Financially efficient

Our 2020 executive compensation program consisted of the following elements: base salary, annual incentive compensation and long-term equity incentive compensation in the form of Class B Units (profits interests, which are discussed in more detail in the Executive Compensation section of this proxy statement). Each element is intended to reward and motivate executives in different ways consistent with MultiPlan's overall guiding principles for compensation.

We are committed to sound executive compensation practices and corporate governance principles, and are working to ensure that our practices protect and further the interests of stockholders. We believe that our executive compensation program is structured to promote a performance-based culture which links the interests of management and stockholders and to support our business objectives. Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term returns linked to annual Company performance, and the Class B Units for aligning the executives' focus with shareholder value and the long-term, future performance of the Company. In 2020, the Company worked diligently in the face of COVID-19 to maintain employee health and safety while continuing to provide uninterrupted service to our customers and simultaneously completing the business combination that resulted in the Company becoming public in the fourth quarter of 2020. The compensation program for 2020 provided meaningful rewards for these extraordinary efforts of our executive team.

PROPOSAL 4

ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

▸ Page 46

 THE BOARD RECOMMENDS A VOTE OF **1 YEAR** FOR THIS PROPOSAL

MultiPlan.

Corporate Governance and Board Matters


PROPOSAL 1

ELECTION OF DIRECTORS

 THE BOARD RECOMMENDS A VOTE **FOR** EACH OF THE CLASS I DIRECTOR NOMINEES


MultiPlan Board of Directors

Board Classification

Our Board consists of eleven (11) members:

CLASS I DIRECTORS:	CLASS II DIRECTORS:	CLASS III DIRECTORS:
Paul D. Emery	Glenn R. August	Anthony Colaluca, Jr.
C. Martin Harris	Richard D. Clarke	Michael S. Klein
Mark H. Tabak (Chairperson)	Julie D. Klapstein	Allen R. Thorpe (Lead Director)
William L. Veghte	P. Hunter Philbrick	

Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2021, 2022 and 2023, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board.

Selection of Nominees

The Board is responsible for selecting director nominees to stand for election by stockholders. The Board shall act appropriately, and in accordance with the applicable provisions of the Investor Rights Agreement dated as of July 12, 2020, by and among the Company, Churchill Sponsor III, LLC ("Sponsor"), Holdings, Hellman & Friedman Capital Partners VIII, L.P. ("H&F"), The Public Investment Fund of the Kingdom of Saudi Arabia ("The PIF"), and certain other parties (the "Investor Rights Agreement"), and applicable law, to nominate individuals to serve as members of the Board, to fill vacancies on the Board, to serve on Board committees and to comply with such other matters as may be specified in the Investor Rights Agreement. Stockholders may also nominate directors for election at the Company's annual stockholders meeting by following the provisions set forth in the Company's bylaws. Stockholder nominees will receive the same consideration that other nominees receive.

Nomination Process

The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications of potential director candidates and recommending for the Board's selection those candidates to be nominated for election to the Board, subject to any obligations and procedures governing the nomination of directors to the Board that may be set forth in the Investor Rights Agreement to which the Company is party. The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. When the Committee seeks a new candidate for directorship, it seeks qualifications from the individual that will complement or supplement the skills, attributes and perspectives of the other members of the Board. The Committee takes into consideration whether particular individuals satisfy the independence criteria set forth in the New York Stock Exchange ("NYSE") Listed Company Manual, together with any special criteria applicable to service on various committees of the Board.

Director Qualifications

It is expected that the Nominating and Corporate Governance Committee will consider (a) minimum individual qualifications, including strength of character, mature judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (b) all other factors it considers appropriate, which may include age, diversity of background, existing commitments to other businesses, service on other boards of directors or similar governing bodies of public or private companies or committees thereof, potential conflicts of interest with other pursuits, legal considerations such as antitrust issues, corporate governance background, financial and accounting background, executive compensation background and the size, composition and combined expertise of the existing Board. The Board should monitor the mix of specific experience, qualifications and skills of its directors in order to assure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of the Company's business and structure.

Director Tenure and Board Refreshment

The Nominating and Corporate Governance Committee shall consider and make recommendations to the Board concerning the appropriate size and needs of the Board. The Board shall determine the appropriate Board size, taking into consideration such recommendation of the Nominating and Corporate Governance Committee and any parameters set forth in the Company's certificate of incorporation and bylaws, as well as any contractual obligations of the Company.

1 **Director Tenure Policies** — Allow the Board to ease future transitions

2 **Evaluation of Board Performance** — Assess whether our Board, our directors, and our committees are functioning effectively

3 **Director Elections** — Elect new directors and fill director vacancies

Term Limits: The Board recognizes that it is important for the Board to balance the benefits of continuity with the benefits of fresh viewpoints and experience. Therefore, the Board will not nominate for re-election any non-executive director if the director shall have completed 15 years of service as a member of the Board on or prior to the date of the election as to which the nomination relates.

Retirement Age: Directors are required to retire from the Board when they reach the age of 75. A director elected to the Board prior to his or her 75th birthday may continue to serve until the annual stockholders meeting coincident with or next following his or her 75th birthday. On the recommendation of the Nominating and Corporate Governance Committee, the Board may waive this requirement as to any director if it deems such waiver to be in the best interests of the Company.

Director Independence

A majority of the Board shall be comprised of directors meeting the independence requirements of the NYSE. The Company defines an "independent" director in accordance with Section 303A.02 of the NYSE's Listed Company Manual. The NYSE independence definition includes a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. Because it is not possible to anticipate or explicitly provide for all potential conflicts of interest that may affect independence, the Board is also responsible for determining affirmatively, as to each independent director, that no material relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board will broadly consider all relevant facts and circumstances, including information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to the Company and the Company's management. As the concern is independence from management, the Board does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding. No director may serve on the Audit Committee or the Compensation Committee of the Board unless such director meets all of the applicable criteria established for service in each such committee by NYSE rules and any other applicable rules or laws.

The Board shall make an affirmative determination at least annually as to the independence of each director. The Board has determined that each of Messrs. August, Clarke, Colaluca, Emery, Harris, Philbrick, Thorpe and Veghte and Ms. Klapstein are independent directors under applicable Securities and Exchange Commission ("SEC") and NYSE rules.

Class I Director Nominees

Our Board has nominated four Class I directors for election at the Annual Meeting to hold office until our annual meeting of stockholders in 2024 and until his successor has been duly executed and qualified or until his earlier resignation, retirement, death, disqualification or removal. All of the nominees are currently directors. These nominees bring a wide set of individual talents to their oversight responsibilities, including a full array of business and leadership skills. Their diversity of experience and expertise facilitates robust and thoughtful decision-making as a Board.

Each agreed to be named in this proxy statement and to serve if elected. We have no reason to believe that any of the nominees will be unable to serve. However, if before the election, one or more of the nominees should become unable to serve or for good cause will not serve, proxies will be voted for the remaining nominees and for any substitute nominees to be selected by the Nominating and Corporate Governance Committee and approved by the Board.

Paul D. Emery INDEPENDENT	Age: **35**
Director, Hellman & Friedman LLC	Committees: **Audit Observer**

BIOGRAPHY

Paul D. Emery has served as a member of our Board since the closing of the Transactions in October 2020, and has served as a director of MultiPlan Parent since June 2016. Mr. Emery currently serves as a Director of Hellman & Friedman LLC, a private equity firm. Prior to joining Hellman & Friedman in 2010, Mr. Emery worked as an investment banker in the power and utilities department of Morgan Stanley & Co. He currently serves on the board of directors of Hub International Limited.

SKILLS AND QUALIFICATIONS

Mr. Emery is qualified to serve as a director due to his financial expertise and capital markets experience, as well as the experience gained from advising or serving as a director of multiple Hellman & Friedman portfolio companies.

C. Martin Harris INDEPENDENT	Age: **64**
AVP of the Health Enterprise and Chief Business Officer, Dell Medical School at The University of Texas at Austin	Committees: **None**

BIOGRAPHY

C. Martin Harris, MD, MBA has served as a member of our Board since January 1, 2021. Dr. Harris currently serves as Associate Vice President of the Health Enterprise and Chief Business Officer at the Dell Medical School at The University of Texas at Austin. Previously, he was CIO and Chairman of the Information Technology Division, as well as a Staff Physician at The Cleveland Clinic Foundation Department of General Internal Medicine. He also served as a Staff Physician for the Cleveland Clinic Hospital. Dr. Harris currently serves on the board of directors of Thermo Fisher Scientific (NYSE: TMO), Invacare Corporation (NYSE: IVC) and Colgate-Palmolive Company (NYSE: CL) and served on the board of directors of HealthStream, Inc. (NASDAQ: HSTM) from September 8, 2010 through February 26, 2021.

SKILLS AND QUALIFICATIONS

Dr. Harris is qualified to serve as a director due to his experience in the healthcare industry as a leader of healthcare organizations and also his expertise in the use of information technology in the healthcare industry, as well as his board-level experience from his many years served on public company boards in the healthcare industry.

Mark H. Tabak

Chief Executive Officer and Chairperson of the Board,
MultiPlan Corporation

Age: **71**
Committees: **None**

BIOGRAPHY

Mark H. Tabak has served as our Chief Executive Officer and as a member of our Board since the closing of the Transactions in October 2020, and has served as Chief Executive Officer of MultiPlan Parent (or its predecessor) since 2002 and as a director of MultiPlan Parent since June 2016. Mr. Tabak served as Vice Chairman of MultiPlan Parent (or its predecessor) from 2000 to 2002. Prior to that, Mr. Tabak held executive roles at Healthcare Capital Partners, the healthcare arm of Capital Z Partners, International Management Care Advisors, LLC, now an affiliate of Insurance Partners, American International Group, Inc. (NYSE: AIG), a global insurance company, Group Health Plan Inc., a managed care company, Health America, a pioneering HMO, and The International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America. Mr. Tabak also served on a commission created to evaluate the impact of various healthcare reform proposals on New York State.

SKILLS AND QUALIFICATIONS

Mr. Tabak is qualified to serve as a director due to his extensive knowledge of the healthcare industry as well as his experience as MultiPlan's Chief Executive Officer.

William L. Veghte INDEPENDENT

Founder and Chief Executive Officer, Athene Partners

Age: **53**
Committees: **None**

BIOGRAPHY

William L. Veghte has served as a member of our Board since the closing of the Transactions in October 2020, and is an operating partner of Churchill with extensive management and operating experience in the consumer and enterprise technology sectors. Mr. Veghte is the Founder & Chief Executive Officer of Athene Partners, a U.S.-based advisory company that partners with CEOs and investors of technology companies to accelerate their growth and transformations. Mr. Veghte previously served as CEO and Director of SurveyMonkey. Mr. Veghte also served as an Executive Vice President and General Manager of the Hewlett-Packard Company Enterprise Business from 2013 to 2015 and Chief Operating Officer of Hewlett-Packard from 2012 to 2013. Prior to Hewlett-Packard, Mr. Veghte spent nearly two decades at Microsoft, where he held a wide range of leadership positions including Senior Vice President of Windows Business, Server Business and led Microsoft's North American Sales, Services and Marketing. Mr. Veghte currently serves on the board of directors of Embroker Insurance Services, LLC and as chair of the board of directors of IGEL Technology and MURAL (Tactivos, Inc.), and previously served on the board of directors of Xero Limited (ASX: XRO), Turbonomic, Inc. and View, Inc.

SKILLS AND QUALIFICATIONS

Mr. Veghte is qualified to serve as a director due to his extensive financial and operational experience in both public and privately owned multi-national technology businesses.

Continuing Directors

Class II Directors

Glenn R. August INDEPENDENT

Founder, Sr. Partner and Chief Executive Officer,
Oak Hill Advisors

Age: **59**
Committees: **Nominating and Corporate Governance**

BIOGRAPHY

Glenn R. August has served as a member of our Board since the Churchill IPO. Mr. August is the Founder, Senior Partner and Chief Executive Officer of Oak Hill Advisors. In addition, he serves as global head of the firm's distressed investment business. Mr. August has played leadership roles in numerous restructurings and served on numerous public and private company boards since 1987. Since 1996, he co-founded each of Oak Hill Advisors' funds, where he serves as Managing Partner. He co-founded the predecessor firm to Oak Hill Advisors in 1987 and took over responsibility for its credit and distressed investment activities in 1990. Mr. August currently serves on the board of directors of Churchill Capital Corp II and Churchill Capital Corp IV.

SKILLS AND QUALIFICATIONS

Mr. August is qualified to serve as a director due to his extensive financial and operational experience in both public and privately owned multi-national technology businesses.

Richard D. Clarke INDEPENDENT

Chief Executive Officer, Good Harbor Security
Risk Management

Age: **70**
Committees: **Audit and Compensation**

BIOGRAPHY

Richard D. Clarke has served as a member of our Board since the closing of the Transactions in October 2020, and has served as a director of MultiPlan Parent since October 2016. Mr. Clarke has served as Chief Executive Officer of Good Harbor Security Risk Management, an advisor on cyber security risk management, since 2012. Mr. Clarke served for thirty years in the United States Government, serving three consecutive Presidents. In the White House he served as America's first "Counter-Terrorism Czar" and its first "Cyber Czar." Prior to his White House years, he served as a diplomat. He was confirmed as Assistant Secretary of State, and held other positions in the State Department (Deputy Assistant Secretary of State for Intelligence) and the Pentagon for twenty years. Since leaving government in 2003, Mr. Clarke has served as an on-air consultant for ABC News and taught at Harvard's Kennedy School of Government for five years.

Mr. Clarke was co-chair of Virginia Governor McAuliffe's Cyber Security Commission and is the Chairman of the Board of Governors, Middle East Institute. He also has served on New York Governor Cuomo's Cyber Security Advisory Board since 2013. Mr. Clarke was formerly a member of President Obama's Review Group on Intelligence and Technology. He has served as a director of Veracode, Inc., Carbon Black, Inc. (f/k/a Bit9, Inc.), Visible Assets, Inc., BlueCat Networks, Inc. and Nok Labs, Inc. He has served on corporate advisory boards including RedSeal, Inc., Paladin Capital Group, Awake Security, Inc., Red Five Security, LLC and HawkEye 360, Inc.

SKILLS AND QUALIFICATIONS

Mr. Clarke is qualified to serve as a director due to his extensive knowledge and experience of cyber security and security risk management.

Julie D. Klapstein INDEPENDENT

Former Chief Executive Officer, Availity, LLC

Age: **66**
Committees: **Audit**

BIOGRAPHY

Julie D. Klapstein has served as a member of our Board since November 19, 2020. Ms. Klapstein was the founding Chief Executive Officer of Availity, LLC, a health information network optimizing the automated delivery of critical business and clinical information among healthcare stakeholders. She served as Availity's Chief Executive Officer and board member from 2001 to 2011. She also served as the interim Chief Executive Officer at Medical Reimbursements of America, Inc., a private company, from February 2017 to June 2017. Ms. Klapstein has more than 30 years of experience in the healthcare information technology industry including executive roles at healthcare companies including Phycom, Sunquest Information Systems, SMS' Turnkey Systems Division and GTE Health Systems. Her early career with AT&T Information Systems also focused on the healthcare industry. Ms. Klapstein currently serves on the boards of: Amedisys, (NASDAQ:AMED) on the quality and governance committees and chair of the compensation committee; NextGen Healthcare (NASDAQ:NXGN) on the audit and compensation committees; Oak Street Health (NYSE:OSH) on the compliance committee and chair of the compensation committee; and Revecore, a private company on the board of directors.

SKILLS AND QUALIFICATIONS

Ms. Klapstein is qualified to serve as a director due to her extensive experience in the healthcare and healthcare technology industries, having served in executive capacities for multiple healthcare technology companies, as well as her public company board experience.

P. Hunter Philbrick INDEPENDENT

Partner, Hellman & Friedman LLC

Age: **41**
Committees: **Compensation (Chair) and Nominating and Corporate Governance**

BIOGRAPHY

P. Hunter Philbrick has served as a member of our Board since the closing of the Transactions in October 2020, and has served as a director of MultiPlan Parent since June 2016. Mr. Philbrick has served as a Partner of Hellman & Friedman LLC, a private equity firm, since January 2013. Prior to joining Hellman & Friedman in 2003, Mr. Philbrick worked as an investment banker in the mergers, acquisitions and restructuring and general industrial departments of Morgan Stanley & Co. He currently serves as a member of the board of directors of Vantage Group Holdings, Ltd., PPD, Inc. and Hub International Limited. Mr. Philbrick was formerly a director of Change Healthcare Inc. (formerly Emdeon)(NASDAQ: CHNG), GeoVera Insurance Holdings Ltd., and Sedgwick Inc.

SKILLS AND QUALIFICATIONS

Mr. Philbrick is qualified to serve as a director due to his finance and capital markets experience as well as insight into the healthcare industry, gained from advising and serving as a director of multiple Hellman & Friedman portfolio companies.

Class III Directors

Anthony Colaluca, Jr. INDEPENDENT
President, Colaluca Business Advisors, LLC

Age: **54**

Committees: **Audit (Chair) and Compensation**

BIOGRAPHY

Anthony Colaluca, Jr. has served as a member of our Board since the closing of the Transactions in October 2020. He currently serves as the President of Colaluca Business Advisors, LLC, where he serves as an independent consultant providing business and financial advisory services primarily to private equity firms. From March 2015 to February 2016 he served as Chief Financial Officer and Executive Vice President at MedAssets, Inc. (NASDAQ: MDAS), a healthcare performance improvement company. From 2005 through 2010, he served as Chief Financial Officer and Executive Vice President of Intergraph Corporation (NASDAQ: INGR), a global provider of engineering and geospatial software. Prior to joining Intergraph Corporation, he served as Chief Financial Officer for Harland Financial Solutions, Inc., a software division of John H. Harland Company. Previously, Mr. Colaluca also served as Chief Financial Officer for Solution 6 North America, and Chief Financial Officer for Computer Management Sciences Inc., a NASDAQ-listed company that was later acquired by Computer Associates. Earlier in his career, he was a senior manager with KPMG LLP and a certified public accountant in the State of New York. Mr. Colaluca currently serves on the board of directors of Feeding Northeast Florida. He previously served as a director of Tekelec (NASDAQ: TKLC) and member of its audit and compensation committees from February 2011 until the company was taken private in January 2012.

SKILLS AND QUALIFICATIONS

Mr. Colaluca is qualified to serve as a director due to his extensive financial and operational experience in both public and privately owned multi-national technology businesses.

Michael S. Klein
Founder and Senior Member, M. Klein and Company, LLC

Age: **57**
Committees: **None**

BIOGRAPHY

Michael S. Klein has served as a member of our Board since the Churchill IPO, and previously served as Churchill's Chief Executive Officer and President. Mr. Klein is also the Chief Executive Officer and Chairman of the board of directors of Churchill Capital Corp II, Churchill Capital Corp IV, Churchill Capital Corp V, Churchill Capital Corp VI and Churchill Capital Corp VII, which are blank check companies whose sponsors are an affiliate of M. Klein and Company, LLC. Mr. Klein is currently a Director of Credit Suisse Group AG and Credit Suisse AG. Mr. Klein was the co-founder and Chairman of Churchill Capital Corp, a blank check company formed in 2018. Churchill Capital Corp merged with Clarivate Analytics in May 2019, and Mr. Klein currently serves on the board of directors of Clarivate Analytics. Mr. Klein is the founder and senior member of M. Klein and Company, which he founded in 2012. M. Klein and Company is a global strategic advisory firm that provides its clients a variety of advice tailored to their objectives. Mr. Klein is a strategic advisor to global companies, boards of directors, senior executives, governments and institutional investors. Mr. Klein's background in strategic advisory work was built during his 30-year career, including more than two decades at Citi and its predecessors, during which he initiated and executed strategic advisory transactions. He began his career as an investment banker in the M&A Advisory Group at Salomon Smith Barney and subsequently became Chairman and Co-Chief Executive Officer of Citi Markets and Banking, with responsibilities for global corporate and investment banking and Global Transaction Services across Citi.

SKILLS AND QUALIFICATIONS

Mr. Klein is qualified to serve as a director due to his significant investment banking and advisory experience, including for companies in information services.

Allen R. Thorpe LEAD INDEPENDENT DIRECTOR		**Age: 49**
Partner, Hellman & Friedman LLC		Committees: **Nominating and Corporate Governance (Chair)**

BIOGRAPHY

Allen R. Thorpe has served as a member of our Board since the closing of the Transactions in October 2020, and has served as a director of MultiPlan Parent since June 2016. Mr. Thorpe has served as a Partner of Hellman & Friedman LLC, a private equity firm, since January 2004 and leads the firm's New York office. Prior to joining Hellman & Friedman in 1999, Mr. Thorpe was a vice president with Pacific Equity Partners in Australia, a private equity firm, and was a manager at Bain & Company, Inc., a management consulting firm. He currently serves on the board of directors of PPD, Inc. (NASDAQ: PPD) and Edelman Financial Engines LLC. Mr. Thorpe also previously served as Chairman of Sheridan Healthcare, Inc., a director of Change Healthcare Inc. (NASDAQ: CHNG), Mitchell International Inc., Artisan Partners Asset Management Inc. (NYSE: APAM), the lead independent director of LPL Financial Holdings Inc. (NASDAQ:LPLA), and a member of the advisory board of Grosvenor Capital Management Holdings, LLP, among others.

SKILLS AND QUALIFICATIONS

Mr. Thorpe is qualified to serve as a director due to his extensive knowledge of the healthcare industry as well as financial and corporate governance experience gained through years of serving as a director of multiple Hellman & Friedman portfolio companies.

Board's Role and Responsibilities

The Board directs and oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company and its stockholders and in accordance with state and other applicable laws and regulations. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

To assist the Board in fulfilling its responsibilities, the Board has adopted Corporate Governance Guidelines which describe the principles and practices that the Board will follow in carrying out its responsibilities. The Corporate Governance Guidelines will be reviewed by the Nominating and Corporate Governance Committee from time to time to ensure that they effectively promote the best interests of both the Company and the Company's stockholders and that they comply with all applicable laws, regulations and stock exchange requirements. Our Corporate Governance Guidelines can be found on our website at www.investors. multiplan.com under "Governance – Governance Documents".

Oversight of Strategy

The Board is actively engaged in the oversight of the Company's strategic planning. One Board meeting per year will focus on the Company's strategic planning and direction as presented to the Board by management. In addition to its annual review, the Board will receive detailed presentations throughout the year on critical aspects of the implementation of these initiatives so that it can continually monitor progress on initiatives and adjust the strategy as conditions dictate. To further facilitate its oversight, the Board expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in Board and committee meetings and in other formal or informal settings. In addition, the Board is focused on and committed to oversight of management and business performance; talent management and executive compensation; risk management, including technology, privacy and cybersecurity risks; compliance with applicable rules and regulations; and environmental, social and governance matters.

Role of the Board in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including the risks described in our Annual Report on Form 10-K under the heading "*Risk Factors*." Management is responsible for the day-to-day management of risks we face, while our Board, as a whole and through its committees, has responsibility for the oversight of risk management of the Company. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the Board in overseeing the management of our risks is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full Board (or the appropriate Board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a Board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Management Development and Succession Planning

At least annually, the Board shall review a succession plan for our executive officers, developed by management and reviewed by the Nominating and Corporate Governance Committee. The succession plan will include, among other things, an assessment of the experience, performance and skills for possible successors to the CEO.

Environmental, Social and Governance at MultiPlan

We strive to create a workplace that fosters mutual respect and collaboration, where talented individuals from all backgrounds, perspectives and abilities can participate and perform their best work. In addition, we are committed to community giving and improving our environmental stewardship.

- In 2020, we formed a Diversity, Inclusion and Belonging ("DIB") Governance Committee to establish, oversee and advance MultiPlan's DIB program. The committee seeks to champion and foster organizational changes with a dedicated focus on DIB priorities, to facilitate the integration of the DIB program with the Company's corporate objectives and values, to create accountability for program results and to engage and communicate with the MultiPlan community on all DIB efforts.

- MultiPlan partners with America's Job Exchange, in the recruiting process, to ensure job postings are distributed to diversity websites to expand visibility to individuals seeking employment opportunities from a wide variety of backgrounds. We also partner with local CareerOneStop services for outreach and job fairs.

- We offer competitive pay and benefits packages as well as voluntary wellness, employee assistance, tuition assistance and voluntary benefits programs. In addition, children of eligible full-time employees may qualify for the MultiPlan scholarship program.

- Through our MultiPlan ACTS program, we are able to provide financial assistance for employees experiencing hardship; the program is funded 100% from employee donations and is administered by the ACTS Committee, comprised of MultiPlan employees.

- We believe that education is essential to MultiPlan employees' professional growth and our organization's success. To support this belief, our Corporate Education Department offers many learning opportunities beginning with our new employee orientation and continuing with our ongoing operational and compliance training plus a variety of optional courses to help employees further their career development.

- We foster employee feedback and recognition through our MultiPlan Service Talent Achievement & Reward, or MultiSTAR, program to allow colleagues an opportunity to acknowledge co-workers for their great work and to recognize their professional accomplishments.

- Cybersecurity and data privacy as key priorities for the Company. Our information technology is certified under HITRUST, NIST and AICPA SOC programs and, in May 2020, we were rated at the top of our peer group by BitSight, an IT security rating organization.

- Each MultiPlan office has a Charitable Giving Committee that holds charitable activities throughout the year, and we maintain a MultiPlan Matching Gifts Program. We have continued to focus on our giving efforts even while working remotely during the COVID-19 pandemic.
- We have implemented a print management program that has significantly reduced our paper consummation since 2017. We also perform E-Waste disposals so that these materials are recycled or disposed of in an environmentally safe and compliant process.

Communications with the Board of Directors

Anyone who would like to communicate with, or otherwise make his or her concerns known directly to the Chairperson of any of the Audit, the Nominating and Corporate Governance and the Compensation Committees, or to the non-management or independent directors as a group, may do so by sending such communications or concerns to the Company's General Counsel at MultiPlan Corporation, 16 Crosby Drive, Bedford, Massachusetts 01730-1402.

The General Counsel or his designee shall initially review and compile all such communications and may summarize such communications prior to forwarding to the appropriate party. The General Counsel or his or her designee will not forward communications that are not relevant to the duties and responsibilities of the Board and are more appropriately addressed by management, including spam, junk mail and mass mailings, product or service inquiries, new product or service suggestions, resumes or other forms of job inquiries, opinion surveys and polls, business solicitations or advertisements, or other frivolous communications.

Board Structure

Lead Independent Director

Our Corporate Governance Guidelines provide that the roles of Chairperson of the Board and Chief Executive Officer may be separated or combined. In the event that the roles are combined, the Corporate Governance Guidelines provide for the naming of a Lead Independent Director (the "*Lead Director*"). In accordance with the Corporate Governance Guidelines, since Mr. Tabak, our Chief Executive Officer, is serving as Chairperson of the Board, the Board appointed Mr. Thorpe as Lead Director.

As Lead Director, Mr. Thorpe will help coordinate the efforts of the independent directors and Non-Employee Directors in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and, in particular, the performance of senior management. The Lead Director has the following authority:

- preside over all meetings of the Board at which the Chairperson is not present, including meetings of the Non-Employee Directors which are to be held at least quarterly;
- assist in scheduling Board meetings and approve meeting schedules to ensure that there is sufficient time for discussion of all agenda items;
- request the inclusion of certain materials for Board meetings;
- approve of all information sent to the Board;
- communicate to the Chief Executive Officer, together with the Chairperson of the Compensation Committee, the results of the Board's evaluation of Chief Executive Officer performance;
- collaborate with the Chief Executive Officer on Board meeting agendas and approve such agendas;
- collaborate with the Chief Executive Officer in determining the need for special meetings of the Board;
- provide leadership and serve as temporary Chairperson of the Board or Chief Executive Officer in the event of the inability of the Chairperson of the Board or Chief Executive Officer to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the Lead Director shall have the authority to convene meetings of the full Board or management;
- serve as the liaison for stockholders who request direct communications with the Board;
- act as the liaison between the Non-Employee Directors and the Chairperson of the Board, as appropriate;
- call meetings of the Non-Employee Directors when necessary and appropriate;

- recommend to the Board, in concert with the chairpersons of the respective Board committees, the retention of consultants and advisors who directly report to the Board, including such independent legal, financial or other advisors as he or she deems appropriate, without consulting or obtaining the advance authorization of any officer of the Company; and
- such additional duties and authority as our Board may otherwise determine and delegate.

The Board currently combines the role of Chairperson of the Board with the role of Chief Executive Officer, coupled with a Lead Director position to further strengthen the governance structure. Our Board believes this provides an efficient and effective leadership model for the Company. Combining the Chairperson and Chief Executive Officer roles fosters clear accountability, effective decision-making and alignment on corporate strategy.

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Subject to phase-in rules, the rules of NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Both our Compensation Committee and Nominating and Corporate Governance Committee are composed solely of independent directors. Because of Mr. Emery's relationship with H&F, our Board has determined that Mr. Emery may be considered an "affiliated person" of the Company and therefore may not qualify as an independent member of the Audit Committee under the current NYSE listing rules and Rule 10A-3 of the Exchange Act. As such, in accordance with the applicable phase-in rules, Ms. Klapstein replaced Mr. Emery as a member of the Audit Committee prior to the one year anniversary of the initial public offering by Churchill, which closed on February 19, 2020 (the "Churchill IPO").

Each committee operates under a charter that was approved by the Board. The charter of each committee is available on our investor relations website.

Audit Committee

The members of our Audit Committee are Messrs. Clarke and Colaluca and Ms. Klapstein, and Mr. Colaluca serves as chair of the Audit Committee. As discussed above, Mr. Emery has moved to an observer status with respect to the Audit Committee; as a result, he may still attend meetings but in a non-voting capacity. Each member of the Audit Committee is financially literate and the Board has determined that Mr. Colaluca and Ms. Klapstein each qualify as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

Our Audit Committee is directly responsible for, among other things:

- appointing, retaining, compensating and overseeing the work of our independent registered public accounting firm;
- assessing the independence and performance of the independent registered public accounting firm;
- reviewing with our independent registered public accounting firm the scope and results of the firm's annual audit of our financial statements;
- overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we will file with the SEC;
- pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
- reviewing policies and practices related to risk assessment and management;
- reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;
- reviewing, overseeing, approving or disapproving any related-person transactions;
- reviewing with our management the scope and results of management's evaluation of our disclosure controls and procedures and management's assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and
- establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters, or other ethics or compliance issues.

Compensation Committee

The members of our Compensation Committee are Messrs. Clarke, Colaluca and Philbrick, and Mr. Philbrick serves as chair of the Compensation Committee.

Our Compensation Committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;
- acting as an administrator of our equity incentive plans;
- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans; and
- establishing and reviewing general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Messrs. August, Philbrick and Thorpe, and Mr. Thorpe serves as chair of the Nominating and Corporate Governance committee.

Our Nominating and Corporate Governance Committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board, including the consideration of nominees submitted by stockholders, and to each of the Board's committees;
- reviewing and recommending our corporate governance guidelines and policies;
- reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;
- overseeing and setting compensation for our directors, including approval of performance-based compensation by reference to corporate goals and objectives resolved by the Board from time to time;
- overseeing the process of evaluating the performance of our Board; and
- assisting our Board on corporate governance matters.

Board Processes

Executive Sessions

To ensure free and open discussion and communication among the non-management directors of the Board, the non-management directors will meet in regularly scheduled executive sessions with no members of management present and, if the non-management directors include directors who have not been determined to be independent, it is expected that the independent directors will separately meet in a private session at least twice a year that excludes management and directors who have not been determined to be independent. The Lead Director will preside at executive sessions.

Director Attendance

All directors are expected to make every effort to attend all meetings of the Board, meetings of the committees of which they are members and the annual meeting of stockholders. Members are encouraged to attend Board meetings and meetings of committees of which they are members in person but may also attend such meetings by telephone or video conference. During the fiscal year ended December 31, 2020 ("fiscal year 2020"), which includes both the periods prior to and following the Transactions, the Board of Directors of Churchill and MultiPlan met, in the aggregate, a total of eight times and the Audit Committee met, in the aggregate, six times. Neither the Compensation Committee nor the Nominating and Corporate Governance Committee met in 2020. Each director participated in at least 75% of the board and committee meetings for which the director was a member, except that Mr. Clarke was unable to attend one of the three Audit Committee meetings held during the portion of the year that he served as a director and Ms. Klapstein was unable to attend the one Audit Committee meeting held shortly after her appointment to the Board.

Board and Committee Evaluation Process

It is expected that the Board, acting through the Nominating and Corporate Governance Committee, will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee will periodically consider the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to perform its oversight function effectively.

Each committee of the Board will conduct a self-evaluation at least annually and report the results to the Board, acting through the Nominating and Corporate Governance Committee. Each committee's evaluation must compare the performance of the committee with the requirements of its written charter.

Director Education

Management, working with the Board, will provide an orientation process for new directors and coordinate director continuing education programs. The orientation process is designed to familiarize new directors with the Company's businesses, strategies and challenges and to assist new directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities. As appropriate, management will prepare additional educational sessions for directors on matters relevant to the Company and its business.

Corporate Governance Documents

You can learn more about our corporate governance by visiting www.investors.multiplan.com where you will find the following documents under "Governance – Governance Documents":

- Audit Committee Charter
- Code of Business Conduct and Ethics
- Compensation Committee Charter
- Corporate Governance Guidelines
- Nominating and Corporate Governance Committee Charter

The Company's stockholders may obtain printed copies of these documents by writing to MultiPlan Corporation, 16 Crosby Drive, Bedford, MA 01730-1402, attention: Corporate Secretary.

Compensation of Directors

2020 Director Compensation

Prior to the Transactions, the Company's non-employee director compensation policy provided cash and equity compensation to be paid or made, as applicable, to each member of the MultiPlan Parent's board of directors (the "Parent Board") who was not either (i) an employee of us or any parent or subsidiary of us, or (ii) an employee of Hellman & Friedman or its affiliates (excluding portfolio companies). Richard Clarke was our only director who qualified for and received compensation under this policy prior to the Transactions. Under the non-employee director compensation policy, Mr. Clarke was entitled to receive an annual retainer of $200,000, paid in quarterly installments.

None of our directors received separate compensation for attending meetings of the Parent board or any committees thereof. All directors are reimbursed for travel and other expenses directly related to director activities and responsibilities.

Director Compensation Following the Transactions

On October 8, 2020, our Board approved new annual cash and equity retainers to be paid to each member of our Board that is not an employee of the Company or any subsidiary of the Company (each a "Non-Employee Director"). We will not pay any compensation to a director who is not a Non-Employee Director.

Corporate Governance and Board Matters

Each Non-Employee Director is entitled to receive an annual cash retainer of $100,000, payable quarterly in four equal installments of $25,000 each. In addition, each Non-Employee Director is entitled to receive an annual restricted stock unit award with respect to a number of shares of our Class A common stock having an aggregate grant date fair market value of $100,000. The units will vest on the earlier of (i) the first anniversary of the director's applicable vesting commencement date and (ii) the first regularly scheduled annual meeting of the stockholders of the Company following the date of grant, subject to the forfeiture and alternate vesting provisions in the event of a director's termination of service as described in the related award agreement.

The chairpersons and members of the following committees will receive the additional fixed annual cash retainers (payable in quarterly installments in arrears) listed below.

Committee	Committee Member Retainer ($)	Committee Chair Retainer ($)
Audit Committee	12,500	25,000
Compensation Committee	10,000	20,000
Nominating and Corporate Governance Committee	7,500	15,000

All directors, including our Non-Employee Directors, are reimbursed for travel and other expenses directly related to director activities and responsibilities. Notwithstanding the foregoing, any member of the Board that is entitled to the above compensation may elect to forego all or a portion of such compensation from time to time by giving notice to the General Counsel of the Company. Until otherwise notified to the General Counsel of the Company, each of Messrs. Emery, Philbrick and Thorpe have elected to forego their right to such compensation.

Director Compensation Table

The following table summarizes the compensation paid to each Non-Employee Director during 2020.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2][3]	All Other Compensation ($)	Total ($)
Mr. August	26,875	66,667	—	93,542
Mr. Clarke	230,625[4]	66,667	—	297,292
Mr. Colaluca	33,750	66,667	—	100,417
Dr. Harris[5]	—	—	—	—
Ms. Klapstein[6]	14,063	58,333	—	72,396
Mr. Klein	25,000	66,667	—	91,667
Mr. Veghte	25,000	66,667	—	91,667

[1] Excludes Messrs. Emery, Philbrick and Thorpe, who have elected to forego their right to director compensation.

[2] Represents aggregate grant date fair value computed in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation.* For additional information see Note 15 Stock-Based Compensation of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K.

[3] The aggregate number of restricted stock units held by each Non-Employee Director as of December 31, 2020 was as follows:

Name	Aggregate Unvested Units Outstanding
Mr. August	7,293
Mr. Clarke	7,293
Mr. Colaluca	7,293
Dr. Harris	—
Ms. Klapstein	6,382
Mr. Klein	7,293
Mr. Veghte	7,293

[4] Includes compensation paid to or earned by Mr. Clarke in 2020 prior to the Transactions.

[5] Dr. Harris was elected to the Board effective January 1, 2021.

[6] Ms. Klapstein was elected to the Board effective November 19, 2020.

Related Party Transactions

Related Party Transaction Policy

We have adopted a formal written policy that applies to our executive officers, directors, holders of more than five percent of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related-party transaction with us without the prior consent of our Audit Committee, or other independent members of our Board in the event it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of their immediate family members or affiliates in which the amount involved exceeds $120,000 must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related-party's interest in the transaction.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on our Board. See the section titled "*Transactions with Related Persons*" below for information about related party transactions involving members of our Compensation Committee or their affiliates.

Transactions with Related Persons

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, including employment, termination of employment and change in control arrangements, which are described where required under "*Executive Compensation*." We believe the terms of the transactions described below were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Churchill Related Party Transactions

In December 2019, the Sponsor purchased an aggregate of 17,250,000 shares of Churchill's Class B common stock for an aggregate purchase price of $25,000, or approximately $0.001 per share. On February 12, 2020, Churchill effected a stock dividend of one-third of a share for each outstanding share of Churchill's Class B common stock and on February 13, 2020, Churchill effected a stock dividend of approximately 0.1957 shares of Churchill's Class B common stock for each outstanding share of Churchill's Class B common stock, resulting in 27,500,000 shares of Churchill's Class B common stock. The number of founder shares issued was determined based on the expectation that the founder shares would represent 20% of the outstanding shares of common stock upon completion of Churchill IPO. In connection with the Transactions, the Sponsor's 27,500,000 shares of Churchill's Class B common stock were converted into shares of our Class A common stock. In addition, the Sponsor agreed to transfer 375,000 shares of our Class A common stock to William Veghte, who was appointed to our Board upon the consummation of the Transactions.

The Sponsor purchased an aggregate of 23,000,000 Private Placement Warrants for a purchase price of $1.00 per warrant in a private placement that occurred simultaneously with the closing of Churchill IPO. As such, the Sponsor's interest in the Churchill IPO was valued at $23,000,000, based on the number of Private Placement Warrants purchased. Each Private Placement Warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment.

Glenn R. August, Michael Eck, Bonnie Jonas and Karen G. Mills, each of whom was a director of Churchill, has an indirect economic interest in the founder shares and Private Placement Warrants purchased by the Sponsor as a result of his or her membership interest in the Sponsor. In addition, Jeremy Abson may be deemed to have an indirect economic interest in the founder shares and Private Placement Warrants purchased by the Sponsor as a result of TBG having membership interests in the Sponsor, and Mr. Abson's affiliation with such entity.

Churchill engaged The Klein Group, LLC ("KG") to act as Churchill's financial advisor in connection with the Transactions and as a placement agent in connection with the Common PIPE Investment and the Convertible PIPE Investment (discussed below). Pursuant to this engagement, Churchill paid KG a transaction fee of $15,000,000 and a placement fee of $15,500,000. The engagement was terminated in full upon completion of the Transactions. Therefore, KG and Michael Klein had financial interests in the completion of the Transactions in addition to the financial interest of the Sponsor. The engagement of KG and the payment of the fees described above were approved by Churchill's audit committee and the Churchill Board in accordance with Churchill's related persons transaction policy. KG directed Churchill to pay a portion of such fees totaling $8 million to Project Isaiah, a philanthropic entity formed to provide meals in underserved communities in the United States impacted by the COVID-19 crisis of 2020. Michael Klein is the Chairman of Project Isaiah.

On July 12, 2020, Churchill issued an unsecured promissory note in the principal amount of $1,500,000 to the Sponsor (the "Sponsor Note"). The Sponsor Note bore no interest and was repayable in full upon the closing of Transactions. The Sponsor elected to convert the unpaid balance of the Sponsor Note into 1,500,000 warrants to purchase Churchill's Class A common stock pursuant to the terms of the Sponsor Note (the "Working Capital Warrants"). The terms of such Working Capital Warrants are identical to the terms of the Private Placement Warrants held by the Sponsor. The proceeds of the Sponsor Note were used to fund expenses related to Churchill's normal operating expenses and other transactional related expenses.

PIPE Investment

On October 8, 2020, the following private placements were consummated: (i) Churchill entered into subscription agreements with certain investors whereby such investors subscribed for (a) 130,000,000 shares of Churchill's Class A common stock at a purchase price of $10.00 per share for an aggregate commitment of $1,300,000,000 and (b) warrants to purchase 6,500,000 shares of Churchill's Class A Common Stock (for each share of Churchill's Class A common stock subscribed, the investor received 1/20th of a warrant to purchase one share of Churchill's Class A common stock, with each whole warrant having a strike price of $12.50 per share and a maturity date of October 8, 2025)(the "Common PIPE Investment"), and (ii) the Company entered into subscription agreements with certain investors whereby such investors agreed to buy $1,300,000,000 in aggregate principal amount of Senior Convertible PIK Notes (the "Convertible PIPE Investment"). The Common PIPE Investment was subject to an original issue discount (which was paid in additional shares of Churchill's Class A common stock) of 1% for subscriptions of $250,000,000 or less and 2.5% for subscriptions of more than $250,000,000, which resulted in an additional 2,050,000 shares of Churchill's Class A common stock being issued.

Funds affiliated with certain members of the Churchill Board invested in the Common PIPE Investment and the Convertible PIPE Investment, including the following:

- Garden State invested an aggregate of $85,000,000 in the Common PIPE Investment. Michael Klein manages and has an ownership interest in Garden State.
- TBG invested an aggregate of $45,000,000 in the Common PIPE Investment. Jeremy Abson is the president of TBG.
- Oak Hill Advisors Entities invested an aggregate of (i) $25,000,000, in the Common PIPE Investment and (ii) $500,000,000 in the Convertible PIPE Investment. Glenn R. August is the Founder, Senior Partner and Chief Executive Officer of Oak Hill Advisors, L.P.

The Common PIPE Investment was issued to Garden State, TBG and Oak Hill Advisors Entities on the same terms and conditions as all other Common PIPE investors and the Convertible PIPE Investment was issued to Oak Hill Advisors Entities on the same terms and conditions as all other Convertible PIPE investors.

Holdings Board Structure and Voting

The business and affairs of Holdings were managed by the board of directors of Holdings (the "Holdings Board"). The governance documents of Holdings provided that, prior to an initial underwritten public offering of equity securities of Holdings or one of its subsidiaries that directly or indirectly holds substantially all of the operating assets of Holdings and its subsidiaries, among other things, certain investors would be entitled to nominate or appoint members of the Holdings Board and the boards of directors of certain subsidiaries of Holdings.

On July 12, 2020, Holdings entered into a Plan of Liquidation and Dissolution and Distribution Agreement, which, among other things, provides for (i) the wind up of business affairs of Holdings, (ii) on the day prior to the closing date of the Transactions, the distribution by Holdings of beneficial ownership of its MultiPlan Parent stock to Holdings' equity holders, and (iii) on the closing date of the Transactions, the receipt and distribution by Holdings, as agent on behalf of Holdings' equity holders, of the closing merger consideration to Holdings' equity holders. In connection with the consummation of the Transactions, this process was carried out and Holdings was dissolved.

The Transactions

On July 12, 2020, Churchill entered into the Merger Agreement with MultiPlan Parent, Holdings, First Merger Sub and Second Merger Sub, which among other things, provides for (i) First Merger Sub to be merged with and into MultiPlan Parent with MultiPlan Parent surviving the First Merger and (ii) MultiPlan Parent to be merged with and into Second Merger Sub, with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of Churchill.

On October 8, 2020, the Transactions were consummated and, in accordance with the terms of the Merger Agreement.

In connection with the consummation of the Transactions:

- $1,521,000,000 in cash was paid to Holdings on behalf of Holdings' equity holders as the closing cash consideration;
- Churchill issued 415,700,000 shares of its Class A common stock as closing share consideration;
- 8,693,855 shares of Churchill's Class A common stock were redeemed for an aggregate of $87.2 million, or approximately $10.03 per share, paid from a Churchill trust account that held the proceeds from the Churchill initial public offering prior to the consummation of the Transactions;
- Churchill issued and sold to the Common PIPE investors, (x) 130,000,000 shares of Churchill's Class A common stock at a purchase price of $10.00 per share for aggregate proceeds of $1,300,000,000, (y) warrants to purchase 6,500,000 shares of Churchill's Class A common stock and (z) an additional 2,050,000 shares of Churchill's Class A common stock in lieu of an original issue discount;
- Churchill issued and sold to the Convertible PIPE investors $1,300,000,000 in aggregate principal amount of 6.00% / 7.00% Convertible Senior PIK Toggle Notes due 2027 (the "Senior Convertible PIK Notes"), with an original issue discount of $32,500,000, for aggregate proceeds of $1,267,500,000;
- the 8.500% / 9.250% Senior PIK Toggle Notes due 2022 were redeemed in full for a total redemption price of $1,237.6 million (which includes accrued interest through October 7, 2020);
- all of Churchill's 27,500,000 outstanding shares of Class B common stock were converted into shares of Churchill's Class A common stock on a one-for-one basis;
- Churchill paid KG a transaction fee of $15,000,000 and a placement fee of $15,500,000, all of which was paid in cash; and
- Sponsor elected to convert the full balance of the Sponsor Note, in the principal amount of $1,500,000, into 1,500,000 Working Capital Warrants.

Investor Rights Agreement

MultiPlan, the Sponsor, Holdings, H&F and certain other parties thereto have entered into an Investor Rights Agreement, pursuant to which such stockholders will be entitled to, among other things, certain registration rights, including demand, piggy-back and shelf registration rights, subject to cut-back provisions. Certain parties to the Investor Rights Agreement, including the Sponsor and H&F, have agreed not to sell, transfer, pledge or otherwise dispose of shares of our Class A common stock and certain warrants they hold or receive for certain time periods specified therein.

Capital Market Advisory Fee

In connection with the Transactions, Credit Suisse Securities (USA) LLC was engaged by Churchill as a capital markets advisor. Pursuant to the engagement, Credit Suisse Securities (USA) LLC was paid $2 million upon the closing of the Transactions. Mr. Klein is a director of Credit Suisse Group AG and Credit Suisse AG, which are affiliates of Credit Suisse Securities (USA) LLC.

Services Provided by P. Galant & Associates, LLC

In connection with the Transactions, P. Galant & Associates, LLC ("PG&A") was engaged as an advisor by Churchill. Pursuant to the engagement, upon closing of the Transactions, PG&A was paid an aggregate of $2.2 million. PG&A is an affiliate of Paul Galant, one of our executive officers.

Arrangements with Beneficial Owners of Holdings

In connection with the 2016 acquisition of the Company by H&F, certain other investors and certain members of management, the General Partner and Holdings entered into a unitholders agreement and a limited partnership agreement of Holdings, in each case with H&F, the GIC Investor (as defined below), the Green Equity investors (as defined below), each of C.V. Starr & Co., Partners Group (USA) Inc. and Cohen Private Ventures, LLC (collectively, the "Rollover Investors"), certain members of management, and certain other investors (the "Unitholders"). The unitholders agreement contains agreements with respect to, among other things, election of directors as referred to above, participation rights in equity and debt offerings, rights and restrictions relating to the issuance or transfer of units, including tag-along rights and drag-along rights, registration rights, information rights, indemnification rights, expense reimbursement and corporate governance provisions. The limited partnership agreement of Holdings sets forth, among other things, the class and type of units held by each Unitholder and the respective rights of each Unitholder to receive distributions of cash or other property of Holdings.

Upon the consummation of the Transactions, the unitholders agreement was terminated.

For the three years ended December 31, 2020, MultiPlan reimbursed expenses and paid consulting fees to affiliates of H&F in an aggregate amount of $0.1 million.

Transactions with Change Healthcare Inc.

MultiPlan is party to certain ordinary course commercial arrangements with Change Healthcare Inc., which was an affiliate of H&F. During the years ended December 31, 2018, 2019 and 2020, MultiPlan paid Change Healthcare Inc. $5.0 million, $3.8 million and $2.0 million, respectively, for services rendered. In addition, during the years ended December 31, 2018, 2019 and 2020, MultiPlan Parent recognized revenue from Change Healthcare Inc. of $2.4 million, $2.4 million and $2.0 million, respectively, for use of MultiPlan's healthcare cost management solutions.

Services Provided by Hub International Limited

During the three years ended December 31, 2020, MultiPlan has obtained insurance policies through Hub International Limited, which is an affiliate of H&F. As the insurance broker for such policies, Hub International Limited may have received commissions from the insurance carriers with which MultiPlan's insurance policies were placed in excess of $120,000.

Services Provided by Good Harbor Security Risk Management LLC

MultiPlan is party to certain ordinary course commercial arrangements with Good Harbor Security Risk Management LLC, which is an affiliate of Richard Clarke, who was a member of the Holdings Board and is currently a member of the Board. For the three years ended December 31, 2020, MultiPlan paid Good Harbor Security Risk Management LLC an aggregate amount of $0.1 million in consulting and other fees.

Other Related Party Transactions

In the ordinary course of business, MultiPlan has in the past and may in the future enter into commercial arrangements with other entities that are affiliated with members of the Board, H&F, the Rollover Investors, the GIC Investor, the Sponsor, Green Equity Investors, Oak Hill Advisors Entities (as defined below), entities affiliated with Partners Group (USA) Inc. and The PIF.

Audit Committee Matters


PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL.


PricewaterhouseCoopers LLC ("PwC") has served as the independent registered public accounting firm of the Company or its predecessors since 2009. The Audit Committee evaluates PwC's performance each year and determines whether to re-engage PwC or consider other audit firms. The Audit Committee has appointed PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2021 ("fiscal year 2021"). In making this appointment, the Audit Committee carefully considered, among other things:

- PwC's independence and objectivity;
- industry specific experience;
- the quality and efficiency of the services provided by PwC;
- PwC's resources, capabilities, and technical expertise;
- the quality and candor of PwC's communications;
- external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") reports on PwC and its peer firms;
- the appropriateness of fees charged for audit and non-audit services;
- knowledge of our operations, personnel, culture, accounting policies and practices, and internal control over financial reporting;
- feedback from our management and Audit Committee members regarding PwC's service and quality; and
- the length of time that PwC has served in this role and the impact of changing auditors.

Based on this evaluation, the Audit Committee determined that it was in the best interest of the Company and its stockholders to continue the retention of PwC as our independent registered public accounting firm for fiscal year 2021.

Representatives of PwC are expected to attend the Annual Meeting, will be afforded an opportunity to make a statement if they desire to do, and will be available to respond to appropriate questions from stockholders.

Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Board is submitting the selection of PwC as our independent registered public accounting firm to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Fees

The following table shows the fees for professional services rendered to us by PwC for the years ended December 31, 2020 and 2019:

	2020 ($)	2019 ($)
Audit Fees[1]	3,565,083	730,000
Audit-Related Fees[2]	1,366,196	285,000
Tax Fees[3]	290,552	32,050
All Other Fees[4]	—	—
TOTAL	**5,221,831**	**1,047,050**

[1] Audit Fees include fees for professional services performed by PwC for the audit of the Company's annual financial statements as well as services that are normally provided in connection with statutory and regulatory filings or engagements such as consents and, in 2020, fees of $2.7 million related to the Transactions, including the transition from private to public company reporting.

[2] Audit-Related Fees include fees for assurance and related services performed by PwC that are reasonably related to the performance of the audit or review of the Company's financial statements, including work provided in connection with employee benefit plan audits, the preparation of SOC 1 reports (SOC is an abbreviation for Service Organization Controls) regarding our revenue systems and, in 2020, fees of $0.3 million for comfort letters related to the refinancing of certain indebtedness and $0.8 million for the other SEC filings in connection with the Transactions.

[3] Tax Fees include fees for tax compliance, tax advice and tax planning. In 2020, tax fees included tax services, including studies, calculations and other research projects, provided by PwC with respect to the Transactions.

[4] All Other Fees include fees for other permissible work performed by PwC that do not meet the above category descriptions.

In accordance with its charter, the Audit Committee approved in advance all audit services provided by the Company's independent registered public accounting firm for fiscal year 2020.

Pre-Approval Policy and Procedures

The Audit Committee has adopted a pre-approval policy and procedures for all audit and non-audit services. Generally, the Audit Committee requires pre-approval of any services our independent registered public accounting firm provides to us or any of our subsidiaries. In accordance with the policy, the Audit Committee approved in advance all audit services provided by our independent registered public accounting firm for fiscal year 2020, taking into consideration whether non-audit services were compatible with maintaining PwC's independence.

Although the Audit Committee pre-approves certain permissible services, the pre-approval procedures also include a delegation of authority to the Audit Committee Chairperson to pre-approve services by our independent registered public accounting firm. Under this designation of authority, the Audit Committee Chair must report any pre-approval to the entire Committee at the next Committee meeting.

There were no services approved by the Audit Committee pursuant to the de minimis exception in paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X during the 2020 and 2019 fiscal years.

Audit Committee Report

As described in its charter, the purpose of the Audit Committee is to assist the Board in its oversight of:

- the quality and integrity of the Company's financial statements, including oversight of the Company's accounting and financial reporting processes, including internal controls;
- the Company's compliance with legal and regulatory requirements;
- the qualifications, performance and independence of the independent registered public accounting firm;
- the Company's corporate compliance program, including the Company's code of conduct and anti-corruption compliance policy, and investigating possible violations thereunder;
- the Company's IT security program;
- the risk management policies and procedures of the Company; and
- the performance of the Company's internal audit function.

The Audit Committee is directly responsible for the appointment, evaluation, retention, compensation, oversight, and when appropriate, the termination of the independent registered public accounting firm.

The Audit Committee's responsibility is one of oversight. The fundamental responsibility for the Company's financial statements and disclosures rests with management while the independent registered public accounting firm is responsible for conducting the annual audit in accordance with the standards of the PCAOB. The Audit Committee is not responsible for certifying the Company's financial statements or guaranteeing PwC's report.

The Audit Committee meets regularly together with management, internal audit and PwC as well as separately and in private sessions with the Chief Financial Officer and each of PwC and internal audit without members of management present to discuss the results of their examinations.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and PwC, including:

- the quality, not just the acceptability, of the accounting principles;
- significant financial reporting risks;
- reasonableness of significant accounting judgments and critical accounting policies and estimates;
- clarity of disclosures in the financial statements; and
- the overall quality of the Company's financial reporting.

The Audit Committee has also reviewed and discussed with management and PwC their evaluation of the adequacy and effectiveness of the Company's financial reporting procedures, disclosure controls and procedures, and internal control over financial reporting.

The Audit Committee further discussed with PwC all matters required to be discussed under the standards of the PCAOB, including those matters required to be discussed by Auditing Standards No. 1301, Communications with Audit Committees, and Rule 2-07 of Regulation S-X.

The Audit Committee has received the written communications from PwC required under PCAOB rules regarding PwC's communications with the Audit Committee concerning independence, and, after discussions with PwC, the Audit Committee concluded that PwC is independent from the Company and its management.

Based on these reviews, discussions, disclosures and other information considered by the Audit Committee in its judgment, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for fiscal year 2020.

AUDIT COMMITTEE

Anthony Colaluca, Jr., *Chair*
Richard A. Clarke
Julie D. Klapstein

Executive Officers

The Executive Officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. The following sets forth certain information as of the date of this proxy statement regarding our Executive Officers – each was appointed to his current position and became an executive officer of the Company as of the closing of the Transactions on October 8, 2020.

Mark H. Tabak
Chief Executive Officer and Chairperson of the Board

Age: 71

PROFESSIONAL EXPERIENCE
- See the discussion under "Corporate Governance and Board Matters" for the business experience of Mr. Tabak.

David L. Redmond
Executive Vice President and Chief Financial Officer

Age: 69

PROFESSIONAL EXPERIENCE
- Executive Vice President and Chief Financial Officer since March 2010
- Executive Vice President and Chief Financial Officer of Viant from 2008 until it was acquired by MultiPlan
- President and Chief Financial Officer of AmeriPath, Inc. from 2003-2007

Before entering the healthcare industry, Mr. Redmond, a certified public accountant, was with KPMG Peat Marwick for 16 years, including six years as a partner.

Paul S. Galant
President, New Markets

Age: 53

PROFESSIONAL EXPERIENCE
- Operating Partner at Churchill Capital and a Senior Advisor at McKinsey from 2019-2020
- Chief Executive Officer at Brightstar, a SoftBank Company, and an Operating Partner, SoftBank, from 2018-2019
- Chief Executive Officer of Verifone, Inc. from 2013-2018

Prior to that, Mr. Galant served as CEO of Citigroup Institutional and Consumer Bank divisions, and held business head roles at Donaldson, Lufkin & Jenrette, Smith Barney and Credit Suisse First Boston. He served as Chairman and Member of the Payments Risk Committee at the Federal Reserve Bank NY 2006-2013 and Chairman and Member of the Banking Payments Committee at the US Clearing House, 2006-2013. He currently serves on the board of directors of Vivint, Inc.

Dale A. White
President, Payor Markets

Age: 65

PROFESSIONAL EXPERIENCE
- Executive Vice President and Chief Revenue Officer since January 2018
- Executive Vice President, Sales and Account Management since 2004

Prior to that, Mr. White served as Senior Vice President of Sales and Marketing for BCE Emergis Corp., which was acquired by MultiPlan in 2004, and previously held strategic management positions with several other healthcare companies.

Michael C. Kim
Senior Vice President and Chief Information Officer

Age: 55

PROFESSIONAL EXPERIENCE
- Chief Information Officer since December 2013
- Chief Administrative Officer of Technology and Operations at Torus Insurance Holdings Limited from 2010-2013

In addition, Mr. Kim served in various roles at the Hartford Financial Services Group, Inc., including Chief Technology Officer, and as Chief Executive Officer of Converit, Inc.

Jeffrey A. Doctoroff
Senior Vice President, General Counsel and Secretary

Age: 52

PROFESSIONAL EXPERIENCE
- Senior Vice President and General Counsel since August 2014
- Senior Vice President and General Counsel at Health Dialog from 2009-2014
- Deputy General Counsel at Health Dialog from 2006-2009

Prior to joining Health Dialog, Mr. Doctoroff was an associate at Ropes & Gray LLP, a law firm.

There are no family relationships among any of our executive officers or directors.



Executive Compensation

PROPOSAL 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

✔ THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

Executive Summary

Named Executive Officers

Our named executive officers for fiscal year 2020 consisted of:

Mark Tabak	David Redmond	Dale White	Michael Kim	Jeffrey Doctoroff
Chief Executive Officer	Executive Vice President & Chief Financial Officer	President, Payor Markets	Senior Vice President & Chief Information Officer	Senior Vice President, General Counsel & Secretary

Business/Performance Highlights

We began 2020 with excellent momentum and delivered strong first quarter results. As the COVID-19 pandemic unfolded, we responded quickly by enabling our teams to work remotely to ensure the health and safety of our employees while continuing to provide uninterrupted service to our customers. While the pandemic conditions and its impact on elective healthcare service certainly impacted our financial results in 2020, particularly in the second quarter, we were pleased to report stronger than expected results in the third quarter followed by even stronger fourth quarter results. We processed a record $29.0 billion in claims during the fourth quarter of 2020, identifying potential medical cost savings of $4.9 billion, and, for the year ended December 31, 2020, we processed $105.4 billion in claims and identified approximately $18.8 billion in potential savings. We also restructured our debt to reduce interest expense, extend debt maturities and increase our operating flexibility. Because of the dedication and professionalism of our people, we are well positioned to continue the momentum into this year.

In addition, in the fourth quarter of 2020, we became a public company through a merger with Churchill Capital Corp III and began trading on the New York Stock Exchange on October 9, 2020. On December 31, 2020, the closing stock price of our Class A common stock was $7.99 per share.

Compensation Philosophy and Objectives

The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial performance and encouraging them to remain with us for long, productive careers.
We believe the most effective way to achieve this objective is to design an executive compensation program rewarding the achievement of specific annual financial goals and aligning executives' interests with those of our investors by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The core elements of our 2020 executive compensation philosophy were that compensation be market competitive, performance-based, investor aligned and financially efficient.

2020 Executive Compensation Program

The 2020 executive compensation program consisted of the following elements: base salary, annual incentive compensation and long-term equity incentive compensation in the form of Class B Units (profits interests). Each element, which is further discussed below, is intended to reward and motivate executives in different ways consistent with MultiPlan's overall guiding principles for compensation.

The compensation committee of the Parent Board determined the compensation of our named executive officers at a time when the Company was privately-held and prior to entering into the merger agreement that resulted in the business combination pursuant to which the Company became public in the fourth quarter of 2020. Although the compensation committee of the Parent Board did not retain its own compensation consultant or review survey or other publicly available benchmark data specific to each named executive officer, the compensation committee of the Parent Board took into consideration its general understanding of current compensation practices, along with several different factors, including the individual's performance, scope of responsibilities, depth and breadth of overall leadership experience, and the importance of the position to achieving the Company's strategies.

For 2021, the Compensation Committee has engaged Korn Ferry as its independent compensation consultant to assist in reviewing and evaluating our executive compensation program, determining an appropriate compensation peer group for purposes of analyzing and providing the Compensation Committee with competitive pay data, advising the Compensation Committee on executive compensation trends and developments and assessing the risks of our compensation policies and practices.

Stockholder Feedback on Say-on-Pay

Our stockholders will have their first opportunity to cast an advisory vote to approve the compensation of our named executive officers at the Annual Meeting. In the future, we intend to consider the outcome of such advisory votes when making compensation decisions regarding our named executive officers.

Stockholder Advisory Vote on Executive Compensation

We are asking you to approve, on an advisory basis, the compensation of our named executive officers as described in this section of the proxy statement.

We are committed to sound executive compensation practices and corporate governance principles, and are working to ensure that our practices protect and further the interests of stockholders. We believe that our executive compensation program is structured to promote a performance-based culture which links the interests of management and stockholders and to support our business objectives. Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term returns linked to annual Company performance, and the Class B Units for aligning the executives' focus with shareholder value and the long-term, future performance of the Company. In 2020, the Company worked diligently in the face of COVID-19 to maintain employee health and safety while continuing to provide uninterrupted service to our customers and simultaneously completing the business combination that resulted in the Company becoming public in the fourth quarter of 2020. The compensation program for 2020 provided meaningful rewards for these extraordinary efforts of our executive team.

Accordingly, and as required pursuant to Section 14A of the Exchange Act, we ask our stockholders to vote to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, Executive Compensation Tables and narrative discussion related thereto, is hereby APPROVED".

While the Board and the Compensation Committee will carefully consider the stockholder vote, the final vote is advisory in nature and will not be binding on the Board or the Company. However, our Board values the opinions of our stockholders and, to the extent that there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Report of Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's management. Based upon such review and the related discussions, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

P. Hunter Philbrick, *Chair*
Richard A. Clarke
Anthony Colaluca, Jr.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for fiscal year 2020 that we provided to each person who served as our principal executive officer or principal financial officer during 2020 and our three other most highly compensated executive officers employed at the end of 2020, all of whom we refer to collectively as our named executive officers.

Our named executive officers for fiscal year 2020 were as follows:

Mark H. Tabak	Chief Executive Officer
David L. Redmond	Executive Vice President and Chief Financial Officer
Dale A. White	President, Payor Markets
Michael C. Kim	Senior Vice President and Chief Information Officer
Jeffrey A. Doctoroff	Senior Vice President, General Counsel and Secretary

Executive Compensation Objectives and Philosophy

The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial performance and encouraging them to remain with us for long, productive careers.
We believe the most effective way to achieve this objective is to design an executive compensation program rewarding the achievement of specific annual financial goals and aligning executives' interests with those of our investors by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:

Market Competitive	Compensation levels and programs for executives, including the named executive officers, should be competitive relative to the marketplace in which we operate. It is important for us to leverage an understanding of what constitutes competitive pay in our market and build unique strategies to attract the high caliber talent we require to manage and grow MultiPlan.
Performance-Based	A significant portion of executive compensation should be performance-based pay that is "at risk," based on financial goals, which reward both organizational and individual performance.
Investor Aligned	Incentives should be structured to create alignment between executives and investors.
Financially Efficient	Pay programs and features should attempt to minimize the impact on our earnings and maximize our tax benefits, all other things being equal.

By incorporating these elements, we believe our executive compensation program is responsive to our investors' objectives and effective in attracting, motivating and retaining the level of talent necessary to grow and manage our business successfully.

Process for Determining 2020 Compensation

The compensation committee of the Parent Board determined the compensation of our named executive officers. The compensation committee of the Parent Board assessed the performance of Mr. Tabak, our Chief Executive Officer, during 2019, and established a compensation structure aimed at ensuring that a substantial portion of Mr. Tabak's compensation would be directly linked to his individual performance and the performance of our business. As discussed under "*Executive Compensation Tables — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements with Named Executive Officers,*" we entered into an employment agreement with our Chief Executive Officer as well as certain of our named executive officers, which addresses certain elements of their compensation and benefit packages.

In determining the compensation of each of our named executive officers other than the Chief Executive Officer, the compensation committee of the Parent Board sought the input of the Chief Executive Officer. The Chief Executive Officer provided recommendations to the compensation committee of the Parent Board regarding the compensation of the other named executive officers. The performance of our named executive officers is reviewed at least annually by the Compensation Committee, with assessments provided by the Chief Executive Officer on all of our named executive officers (other than the Chief Executive Officer), and the Compensation Committee determines each named executive officer's compensation at least annually. The Chief Executive Officer is not, however, involved in decisions regarding his own compensation.

In determining compensation levels for our named executive officers, the compensation committee of the Parent Board considered each named executive officer's particular position and responsibility and relied upon the judgment and experience of its members, including their knowledge of competitive compensation levels in our industry. We believe that compensation should be competitive with compensation for executive officers in similar positions and with similar responsibilities in our marketplace. Although the compensation committee of the Parent Board did not retain its own compensation consultant or review survey or other publicly available benchmark data specific to each named executive officer in 2020, MultiPlan, in making the compensation recommendation submitted to compensation committee for review and approval, took into consideration its general understanding of current compensation practices, along with several different factors, including the individual's performance, scope of responsibilities, depth and breadth of overall leadership experience, and the importance of the position to achieving our strategies. In alignment with the considerations described above, the compensation committee of the Parent Board determined the total amount of compensation for our named executive officers, and the allocation of total compensation among each of our three main components of compensation described below.

Considerations in Setting 2020 Compensation

The 2020 compensation of our named executive officers was set taking into account the named executive officers' contributions to company-wide operating results and their individual performance objectives. The total 2020 compensation opportunity for our named executive officers was designed to be competitive and based on actual achievement because a significant percentage of total compensation in 2020 was allocated to variable compensation, paid only upon achievement of MultiPlan's performance objectives.

Our compensation program provides increased pay opportunity correlated with superior performance. When evaluating base salary, the Compensation Committee reviews, among other factors, our overall financial and operating performance in the prior year as well as individual performance and the performance of the divisions, business units or departments for which a named executive officer is responsible. The annual bonus plan was designed to emphasize and reward the named executive officers for corporate performance and hold them accountable for overall company results.

Elements of 2020 Compensation Program

The 2020 executive compensation program consisted of the following elements: base salary, annual incentive compensation and long-term equity incentive compensation in the form of Class B Units, which are profits interests with a distribution threshold of fair market value on the date of grant (or deal price for those units granted in connection with the closing of the original transaction in 2016 (the "Original Closing")). Each element, which is further discussed below, is intended to reward and motivate executives in different ways consistent with MultiPlan's overall guiding principles for compensation (as described above). In addition to these key compensation elements, the named executive officers are provided certain other compensation. See "*— Other Compensation*."

We believe that offering each of the components of our executive compensation program is necessary to remain competitive in attracting and retaining talented executives. Base salaries are designed to reward executives for their performance and our short-term performance and to attract and retain individuals with superior talent. The annual incentive program promotes our near-term performance objectives and rewards individual contributions to the achievement of those objectives. We believe that providing long-term incentive compensation ensures that our executives have a continuing stake in our long-term success and have incentives to increase our equity value. Total compensation for each named executive officer is reviewed annually to ensure that the proportions of the executive's short-term incentives and long-term incentives are properly balanced.

The components of incentive compensation (the annual incentive awards) are significantly "at risk," as the degree to which the annual incentive bonuses are paid and the performance vesting and the intrinsic value of the equity awards all depend on the extent to which certain of our operating and financial goals are achieved. When reviewing compensation levels, each component of compensation is reviewed independently, and the total pay package is reviewed in the aggregate. In 2020, approximately 48% of total cash compensation (comprised of base salary and target annual incentive award) for executive officers was "at risk."

Base Salary

Our base salary is designed to recognize the duties and responsibilities of each executive officer and the experience, knowledge, ability and skill of the named executive officer that holds each such position. The base salaries are an important component of our executive compensation program and are critical in attracting and retaining executive talent. The named executive officers' base salaries were initially set in their employment agreement or offer letter, as applicable, and are reviewed each year. In setting annual base salaries, the Compensation Committee takes into consideration our overall financial and operating performance in the prior year, our company-wide target for base salary increases for all employees, its members' knowledge of market and competitive salary information, inflation, changes in the scope of an executive officer's job responsibilities, other components of compensation and other relevant factors. The Compensation Committee also reviews each named executive officer's individual performance and the performance of the divisions, business units or departments for which that person is responsible. For named executive officers other than the Chief Executive Officer, the Compensation Committee receives an evaluation from the Chief Executive Officer on that person's performance and a recommendation for a salary adjustment. In 2020, in recognition of their performance, each of our named executive officers received a 2% base salary increase.

The base salary for each of the named executive officers during 2020 was as follows:

Name	2020 Base ($)
Mr. Tabak	875,308
Mr. Redmond	573,071
Mr. White	475,597
Mr. Kim	399,396
Mr. Doctoroff	354,270

Annual Incentive Compensation

In addition to receiving base salaries, each of the named executive officers is eligible to receive an annual incentive payment each year pursuant to our annual bonus plan. Our annual bonus plan is designed to create a link between executive compensation and MultiPlan's annual performance and to reward the named executive officers when we meet our annual performance goals. As such, the annual incentive amount actually received by each named executive officer pursuant to our annual bonus plan is tied to our EBITDA performance during the year.

2020 Annual Incentive Opportunity. For 2020, the targeted annual incentive payout for each of the named executive officers represented a percentage of the named executive officer's base salary, which the executive could earn based upon MultiPlan achieving an EBITDA target of $797.9 million for 2020, as approved by the Parent Board. The annual incentive opportunity provided for no payout if target was not achieved and no additional payout was available if actual results exceeded target.

The target incentive payout amounts for each of the named executive officers were as follows:

Name	Annual Incentive Target % of Base Salary	Base Salary ($)	Annual Incentive Target Payout ($)
Mr. Tabak	125%	875,308	1,094,135
Mr. Redmond	100%	573,071	573,071
Mr. White	100%	475,597	475,597
Mr. Kim	50%	399,396	199,698
Mr. Doctoroff	50%	354,270	177,135

Actual 2020 Annual Incentive Payout. For 2020, MultiPlan Parent did not achieve its target EBITDA needed to fund the Annual Incentive Plan. However, in light of the extraordinary circumstances impacting employees in 2020, including the COVID-19 pandemic and the shift to work-from-home, the Compensation Committee determined that the achievements met in the 2020 calendar year should be recognized and rewarded with the payment of bonuses to all eligible employees, including the named executive officers, paid in December 2020. The Compensation Committee determined it was appropriate to award discretionary bonuses of $1,094,135, $573,071, $475,597, $200,000 and $177,135, respectively, to Mr. Tabak, Mr. Redmond, Mr. White, Mr. Kim and Mr. Doctoroff. The discretionary bonuses were awarded based on their outstanding contributions to the Company in their respective roles for the year.

Long-Term Equity Incentive Compensation

In 2016, following our acquisition by Hellman & Friedman, certain directors and key executives, including the named executive officers, were granted long-term equity incentive awards designed to promote our interests and incentivize them to remain in our service. These long-term equity incentive awards were granted to our named executive officers in the form of Class B Units in Holdings.

The Class B Units were "profits interests" under U.S. federal income tax law having economic characteristics similar to stock appreciation rights (i.e., representing the right to share in any increase in the equity value of Holdings that exceeds a specified threshold). The Class B Units were divided into Time-Vesting Class B Units (60% of the Class B Units granted)(the "Time Vested Units") and Performance-Vesting Class B Units (40% of the Class B Units granted)(the "Performance Vested Units"). Unvested Class B Units were not entitled to distributions from Holdings.

The specific sizes of the Class B Unit grants made to our named executive officers were determined in consideration of Hellman & Friedman's practices with respect to management equity programs at other private companies in its portfolio and the executive officer's position and level of responsibilities with us.

For a discussion of the vesting and other terms of the Class B Units, see "*Executive Compensation Tables — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Terms of Class B Unit Awards*."

Other Compensation

Benefits

We provide various employee benefit programs to our named executive officers, including medical, vision, dental, life insurance, accidental death & dismemberment, long-term disability, short-term disability, health savings accounts and wellness programs. These benefit programs are generally available to all of our U.S.-based employees.

These benefits are provided to the named executive officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.

Defined Contribution Plan

We maintain a defined contribution plan that is tax-qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and that we refer to as the "401(k) Retirement Savings Plan" or the "401(k) Plan." The 401(k) Plan is offered on a nondiscriminatory basis to our full-time regular employees, including our named executive officers, and our eligible part-time and temporary employees. Subject to certain limitations imposed by the Code, the 401(k) Plan permits eligible employees to defer receipt of portions of their eligible compensation by making contributions, including after-tax Roth contributions and catch-up contributions.

We provide matching contributions to the 401(k) Plan in an amount equal to 50% of each participant's contribution up to a maximum of 5% of the participant's annual eligible salary, subject to certain other limits. Participants are 100% vested in their individual contributions and vest 20% per year of credited vesting service in the matching contributions until they are 100% vested in matching contributions at the completion of the fifth year of credited vesting service. Participants receive one year of vesting service for each plan year in which they have at least 1,000 hours of service, commencing after the first anniversary of employment.

We believe that matching contributions assist us in attracting and retaining talented employees and executives. The 401(k) Plan provides an opportunity for participants to save money for retirement on a tax-deferred basis and to achieve financial security, thereby promoting retention.

Severance Arrangements

We believe that reasonable and appropriate severance benefits are necessary in order to be competitive in our executive attraction and retention efforts. As discussed below, the employment agreements we enter into with our named executive officers provide for certain payments, rights and benefits to the named executive officers upon certain qualifying terminations from MultiPlan. See "*Potential Payments upon Termination or Change in Control*" below for a description of these benefits.

Clawback Policy

The Company has adopted an Incentive Compensation Clawback Policy in order to help ensure that incentive compensation is paid or awarded based on accurate financial results and the correct calculation of performance against incentive targets. If the Compensation Committee determines, in its discretion, that incentive compensation of a covered employee, including all current and former executive officers, was overpaid, in whole or in part, as a result of a restatement of the reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements (unless due to a change in accounting policy or applicable law) caused or contributed, directly or indirectly, by a covered employee's fraud, willful misconduct, or gross negligence, the Compensation Committee will review the incentive compensation paid, granted, vested, settled, or accrued based on the prior inaccurate results. To the extent practicable, and as permitted by and consistent with applicable law, the Compensation Committee will determine, in its discretion, whether to seek to recover or cancel the difference between (i) any incentive compensation paid, granted, vested, settled or accrued based on the belief that the Company or the segment had met or exceeded performance targets that would not have been met had the financial information been accurate, and (ii) the incentive compensation in which the covered employee would have been paid or awarded based on the accurate financial information or restated results, as applicable. If the Compensation Committee determines, in its discretion, that a covered employee has engaged in any Detrimental Activity (as defined in the MultiPlan Corporation 2020 Omnibus Incentive Plan), the Compensation Committee may, in its sole discretion, provide for one or more of the following: (A) cancellation of any or all of such covered employee's incentive compensation or (B) forfeiture by the covered employee of any gain realized on the vesting or exercise of or of any payment in connection with any incentive compensation.

In addition, the 2020 Omnibus Incentive Plan contains clawback provisions that all awards made under the plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with any clawback, forfeiture or other similar policy adopted by the Company or as otherwise required by law. To the extent that an award recipient receives any amount in excess of the amount that such award recipient should otherwise have received under the terms of an award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the award recipient will be required to repay any such excess amount to the Company.

Tax and Accounting Implications

We operate our compensation programs with the good faith intention of complying with Section 409A of the Code. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB ASC Topic 718, *Compensation — Stock Compensation*.

Actions Taken in Connection with the Transactions

Transaction Bonuses

The Compensation Committee approved a transaction bonus pool to be paid to certain employees after consummation of the Transactions, in recognition of their efforts in connection with the completion of the Transactions. In connection with the completion of the Transactions, each of Messrs. Tabak, Redmond and White received a $4 million transaction bonus and Mr. Tabak was granted authority to allocate up to an aggregate amount of $8 million to general employees, excluding executive officers and holders of Class B Units.

Treatment of Equity Incentive Awards in Connection with the Transactions

The Transactions constituted a Qualifying Liquidity Event (as defined in the named executive officer's award agreement). Accordingly, all of the Class B Units vested in connection with the Transactions. In addition, the Transactions resulted in a Residual Unit Adjustment (as defined in the limited partnership agreement of Holdings) and accordingly all outstanding vested Class B Units received distributions in respect of any unallocated Class B Units under the 2016 Plan on a pro rata basis.

Executive Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation earned during the last two fiscal years by the named executive officers.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[3]	Total ($)
Mr. Tabak	2020	872,976	5,094,135	—	—	—	—	7,125	5,974,236
Chief Executive Officer	2019	858,145	—	—	—	—	—	7,000	865,145
Mr. Redmond	2020	571,342	4,573,071	—	—	—	—	7,125	5,151,538
Executive Vice President & Chief Financial Officer	2019	561,834	—	—	—	—	—	7,000	568,834
Mr. White	2020	474,163	4,475,597	—	—	—	—	7,125	4,956,885
President, Payor Markets	2019	466,272	—	—	—	—	—	7,000	473,272
Mr. Kim	2020	398,191	200,000	—	—	—	—	7,125	605,316
Senior Vice President & Chief Information Officer	2019	391,565	175,000	—	—	—	—	7,000	573,565
Mr. Doctoroff	2020	353,201	177,135	—	—	—	—	7,125	537,461
Senior Vice President & General Counsel	2019	347,323	150,000	—	—	—	—	7,000	504,323

[1] The amounts in the "Salary" column represent the base salary earned by each named executive officer.

[2] Bonus amounts in 2020 and 2019 include discretionary bonuses paid to the named executive officer based on outstanding contributions to the Company in the year paid and in 2020 includes a $4 million transaction bonus paid to each of Messrs. Tabak, Redmond and White in recognition of their efforts in connection with the completion of the Transactions. For additional information, see *"Compensation Discussion and Analysis – Annual Incentive Compensation"* and *"Compensation Discussion and Analysis" – Actions Taken in Connection with the Transactions – Transaction Bonuses."*

[3] The amounts in the "All Other Compensation" column represent MultiPlan contributions to our 401(k) Plan.

Grants of Plan-Based Awards Table

The following table provides information with respect to grants of plan-based awards to our named executive officers during 2020.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
	Threshold ($)	Target ($)[1]	Maximum ($)
Mr. Tabak	—	1,094,135	—
Mr. Redmond	—	573,071	—
Mr. White	—	475,597	—
Mr. Kim	—	199,698	—
Mr. Doctoroff	—	177,135	—

[1] The amounts reported in this column reflect the cash incentive award opportunity under our 2020 Annual Incentive Plan, the terms of which are summarized under "*Compensation Discussion and Analysis — Annual Incentive Compensation*" above. Based on 2020 results, MultiPlan did not achieve its target EBITDA needed to fund the 2020 Annual Incentive Plan.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements with Named Executive Officers

Messrs. Tabak, Redmond and White have entered into employment agreements with MultiPlan and Holdings. The employment agreements provide the terms of the named executive officer's compensation, including severance compensation and benefits in the event of a termination of employment, and contain restrictive covenants. MultiPlan and Holdings do not have employment agreements with Messrs. Kim or Doctoroff.

Mr. Tabak

MultiPlan and Holdings are party to an employment agreement with Mr. Tabak, dated May 5, 2016 (the "Tabak Employment Agreement"). The Tabak Employment Agreement provides for an initial five-year term, beginning on June 7, 2016, with automatic renewal of the employment term for successive one-year periods thereafter. During the term of the Tabak Employment Agreement, Mr. Tabak is expected to serve as Chief Executive Officer of MultiPlan and is entitled to:

- an annual base salary of $804,705, subject to adjustment by the board of directors of MultiPlan Parent Board from time to time (for fiscal year 2020, Mr. Tabak's base salary was $875,308); provided that no decrease may be made except a proportionate decrease made in connection with MultiPlan-wide salary reductions for senior executives, as determined by the MultiPlan Parent Board; and

- an annual bonus opportunity with a target amount equal to 125% of his annual base salary, with the annual bonus awards opportunity based on the achievement of performance goals established by the MultiPlan Parent Board in consultation with Mr. Tabak.

For a description of the restrictive covenants contained in Mr. Tabak's employment agreement and payments and benefits to which Mr. Tabak would be entitled under his employment agreement in connection with a qualifying termination, see "— *Potential Payments upon Termination or Change in Control*" below.

Mr. Redmond

MultiPlan and Holdings are party to an employment agreement with Mr. Redmond, dated May 5, 2016 (the "Redmond Employment Agreement"). The Redmond Employment Agreement provides for an initial five-year term, beginning on June 7, 2016, with automatic renewal of the employment term for successive one-year periods thereafter. During the term of the Redmond Employment Agreement, Mr. Redmond is expected to serve as Executive Vice President and Chief Financial Officer of MultiPlan and is entitled to:

- an annual base salary of $526,847, subject to adjustment by the board of directors of MultiPlan Parent Board from time to time (for fiscal year 2020, Mr. Redmond's base salary was $573,071); provided that no decrease may be made except a proportionate decrease made in connection with MultiPlan-wide salary reductions for senior executives, as determined by the MultiPlan Parent Board; and

- an annual bonus opportunity with a target amount equal to 100% of his annual base salary, with the annual bonus awards opportunity based on the achievement of performance goals established by the MultiPlan Parent Board in consultation with Mr. Redmond.

For a description of the restrictive covenants contained in Mr. Redmond's employment agreement and payments and benefits to which Mr. Redmond would be entitled under his employment agreement in connection with a qualifying termination, see "— *Potential Payments upon Termination or Change in Control*" below.

Mr. White

MultiPlan and Holdings are party to an employment agreement with Mr. White, dated May 5, 2016 (the "White Employment Agreement"). The White Employment Agreement provides for an initial five-year term, beginning on June 7, 2016, with automatic renewal of the employment term for successive one-year periods thereafter. During the term of the White Employment Agreement, Mr. White was initially expected to serve as Executive Vice President of Sales and Marketing of MultiPlan, but was promoted to President, Payor Markets in fiscal year 2020. Pursuant to his Employment Agreement, Mr. White is entitled to:

- an annual base salary of $382,315, subject to adjustment by the board of directors of MultiPlan Parent Board from time to time (for fiscal year 2020, Mr. White's base salary was $475,597); provided that no decrease may be made except a proportionate decrease made in connection with MultiPlan-wide salary reductions for senior executives, as determined by the MultiPlan Parent Board; and

- an annual bonus opportunity with a target amount equal to 100% of his annual base salary, with the annual bonus awards opportunity based on the achievement of performance goals established by the MultiPlan Parent Board.

For a description of the restrictive covenants contained in Mr. White's employment agreement and benefits to which Mr. White would be entitled under his employment agreement in connection with a qualifying termination, see "—*Potential Payments upon Termination or Change in Control*" below.

Terms of Class B Unit Awards

In 2016, each of the named executive officers received grants of Class B Units in Holdings. The grants consisted of Time Vested Units and Performance Vested Units. As a condition to receiving the awards, each of the named executive officers was required to enter into a board agreement, unitholder agreement and become a party to the limited partnership agreement of Holdings. These agreements generally govern the executives' rights with respect to the Class B Units. The Transactions constituted a Qualifying Liquidity Event (as defined in the award agreement). Accordingly, all of the Class B Units vested in connection with the Transactions.

Time Vested Units

The Time Vested Units vested and became exercisable 25% on the first anniversary of the grant date set forth in the applicable award agreement and the remainder vested pro rata in monthly installments over a three-year period, subject to the applicable named executive officer's continued employment with Holdings or its subsidiaries on each applicable vesting date.

Performance Vested Units

The Performance Vested Units were subject to a five-year performance-based vesting schedule, with 12.5% of the Performance Vested Units eligible to vest on December 31, 2016, 25% of the Performance Vested Units eligible to vest on December 31, 2017, 2018 and 2019 fiscal years, and 12.5% of the Performance Vested Units eligible to vest on December 31, 2020, subject to the achievement of annual fiscal year target EBITDA and/or cumulative target EBITDA targets by Holdings, as set forth in the applicable award agreement.

If actual EBITDA for a given fiscal year during the performance period was greater than 95% but less than 100% of the target EBITDA for such year, a number of Performance Vested Units vested on the applicable vesting date for such year in an amount equal to (x) the number of Performance Vested Units that would have vested during such year had the target EBITDA been achieved multiplied by (y) a fraction, the numerator of which is equal to the percentage of the target EBITDA actually achieved minus 95% and the denominator of which is equal to 5%.

If either 100% of the target EBITDA or the cumulative target EBITDA was not achieved in a given fiscal year, but 100% of the cumulative target EBITDA was achieved or exceeded in any subsequent year during the award's applicable performance period, then on the applicable vesting date for such subsequent year, any previously unvested Performance Vested Units that were outstanding and were eligible to vest in any prior year but did not due to 100% of the target EBITDA or the cumulative target EBITDA not being achieved in such prior year vested as a result of the EBITDA achievement associated with the subsequent year.

Return-Based Vesting

Upon the occurrence, on or before the end of the award's applicable performance period, of either (i) a recapitalization or (ii) the sale or disposition of securities of an entity resulting from a reorganization, conversion, redomiciliation, distribution, exchange or other transaction undertaken in preparation for an initial public offering on or following an initial public offering, and as a result of such event in clause (i) or (ii), the H&F Investors (as defined in the limited partnership agreement of Holdings) realize certain multiple of money and internal rate of return targets that occurs (i) prior to the named executive officer's termination or (ii) solely with respect to Messrs. Tabak, Redmond and White, within 180 days following such named executive officer's termination without "cause" or for "good reason" (each as defined in the named executive officer's employment agreement)(the "Tail Period"), all Performance Vested Units that were outstanding and unvested were to vest.

Call Rights

In connection with the grant of Class B Units, each named executive officer became a party to a unitholders agreement, under which Holdings had the right to repurchase vested Class B Units held by each named executive officer in connection with any termination of employment or the breach of any restrictive covenants applicable to the named executive officer (the "Call Right").

The purchase price payable for Class B Units repurchased upon exercise of the Call Right would have been the fair market value of such Class B Units, except with respect to exercise of the Call Right in connection with any termination for cause or in connection with a breach of restrictive covenants, in which case, the Class B Units would have been forfeited for no consideration.

Forfeiture and Acceleration

Other than the potential vesting that may have occurred in connection with certain termination or other events, all unvested Class B Units would have been forfeited upon a termination of employment. For a description of the terms of the acceleration of the Class B Units that occurred in connection with the Transactions, see "*Potential Payments upon Termination or Change in Control*" below.

Outstanding Equity Awards at Fiscal Year End Table

As a result of the Transactions, there were no outstanding equity awards held by the named executive officers as of December 31, 2020. The vesting terms of the Class B Units are described under "*Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table – Terms of Class B Unit Awards.*"

Option Exercises and Stock Vested Table

The following table includes information regarding the amounts realized by our named executive officers upon vesting of Class B Units during 2020.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Mr. Tabak	27,878	34,088,138
Mr. Redmond	18,585	22,725,426
Mr. White	18,585	22,725,426
Mr. Kim	1,021	1,248,150
Mr. Doctoroff	1,021	1,248,150

[1] Value realized upon vesting of Time Vested Units and the accelerated vesting of the Performance Vested Units is based on the value received in connection with the Transactions.

Pension Benefits and Nonqualified Deferred Compensation

Our named executive officers do not participate in any pension or nonqualified deferred compensation plans and received no pension benefits or nonqualified deferred compensation during the year ended December 31, 2020.

Potential Payments Upon Termination or Change in Control

Severance Benefits Upon Termination

Messrs. Tabak, Redmond and White

The severance payments and benefits due to Messrs. Tabak, Redmond and White in connection with certain terminations of employment with MultiPlan are set forth in their respective employment agreements.

Pursuant to the respective employment agreements of Messrs. Tabak, Redmond and White, in the event of a termination of employment by MultiPlan without "cause" (as defined in the respective employment agreement), by the named executive officer for "good reason" (each, as defined in the respective employment agreement), as a result of non-extension of the term of the employment agreement by MultiPlan or, solely with respect to Messrs. Tabak and Redmond, by the named executive officer without "good reason" upon a "change in control" (as defined in the respective employment agreement), in each case, subject to the named executive officer's execution of a general release of claims in favor MultiPlan and continued compliance with the restrictive covenants set forth in the employment agreement, the named executive officer will receive: (i) a cash payment equal to: with respect to Messrs. Tabak and Redmond, two times the sum of the named executive officer's annual base salary and target bonus opportunity, in each case, as in effect on the date of termination, payable in 24 equal monthly installments, with respect to Mr. Tabak, or in a lump sum, with respect to Mr. Redmond; with respect to Mr. White, the sum of the named executive officer's annual base salary and target bonus opportunity, payable in 12 equal monthly installments, (ii) payment of, or reimbursement for, COBRA premiums for a period ending on the earlier of 18 months following the termination date and the date the named executive officer obtains other employment that offers group health benefits, and, (iii) solely with respect to Mr. Tabak, a pro rata (based on the number of days employed by MultiPlan) cash payment equal to the greater of Mr. Tabak's target bonus opportunity as in effect on the date of termination and Mr. Tabak's annual bonus in respect of the prior fiscal year, payable in a lump sum on the 30th day following the date of termination.

Pursuant to the terms of their respective employment agreements, Messrs. Tabak, Redmond and White are subject to non-competition and non-solicitation covenants that apply during their employment and 24 months (with respect to Messrs. Tabak and Redmond) or 18 months (with respect to Mr. White) following termination of employment with MultiPlan, as well as indefinite covenants of confidentiality and non-disparagement.

Messrs. Kim and Doctoroff

Pursuant to his offer letter with MultiPlan, Inc., dated June 25, 2014, in the event of a termination of employment by MultiPlan without "cause," Mr. Doctoroff would be entitled to a severance payment equal to six months of base salary. Pursuant to company policy, in the event of a termination of employment by MultiPlan without "cause," each of Messrs. Kim and Doctoroff, would be entitled to six months' salary continuation and payment of, or reimbursement for, COBRA premiums for a period ending on the earlier of 18 months following the termination date and the date the named executive officer obtains other employment that offers group health benefits.

Pursuant to the respective employment agreements of Messrs. Tabak, Redmond and White, in the event of a termination of employment by MultiPlan without "cause" (as defined in the respective employment agreement), by the named executive officer for "good reason" (each, as defined in the respective employment agreement), as a result of non-extension of the term of the employment agreement by MultiPlan or, solely with respect to Messrs. Tabak and Redmond, by the named executive officer without "good reason" upon a "change in control" (as defined in the respective Assuming a termination of employment effective as of December 31, 2020 (i) by us without cause (including non-extension of the term of the named executive officer's employment agreement, if applicable) or (ii) by the executive for good reason (solely for Messrs. Tabak, Redmond and White), each of the specified named executive officers in the table below would have received the following severance payments and benefits:

Name	Payment Type	Termination Without Cause Or For Good Reason (Including Non-Extension of Term) ($)	Termination Without Good Reason Upon a Change in Control[6] ($)
Mr. Tabak	Cash Severance[1]	5,033,021	5,033,021
	Benefit Continuation[2]	37,900	37,900
	Total	**5,070,921**	**5,070,921**
Mr. Redmond	Cash Severance[3]	2,292,284	2,292,284
	Benefit Continuation[2]	37,900	37,900
	Total	**2,330,184**	**2,330,184**
Mr. White	Cash Severance[4]	951,194	—
	Benefit Continuation[2]	37,900	—
	Total	**989,094**	—
Mr. Kim	Cash Severance[5]	199,698	—
	Benefit Continuation[2]	35,092	—
	Total	**234,790**	—
Mr. Doctoroff	Cash Severance[5]	177,135	—
	Benefit Continuation[2]	48,612	—
	Total	**225,747**	—

[1] Amount represents (i) 2.0 times annual base salary and target bonus opportunity for 2020 and (ii) Mr. Tabak's target bonus opportunity for 2020 (representing the greater of Mr. Tabak's target bonus opportunity for 2020 and Mr. Tabak's annual bonus in respect of 2019).

[2] Amounts represent monthly payments equal to the COBRA premiums required for 18 months.

[3] Amount represents 2.0 times annual base salary and target bonus opportunity for 2020.

[4] Amount represents 1.0 times annual base salary and target bonus opportunity for 2020.

[5] Amount represents 0.5 times annual base salary for 2020.

[6] Only Messrs. Tabak, Redmond and White are eligible for special termination benefits upon resignation for good reason.

Accelerated Vesting of Equity Awards Upon Termination

As a result of the Transactions, there were no outstanding equity awards held by the named executive officers as of year-end 2020; therefore, there would have been no accelerated vesting or other impact related to equity awards in the event of termination of employment on December 31, 2020.

Actual Payments to Named Executive Officers as a Result of the Accelerated Vesting of Class B Units in 2020

Vesting in Connection with a Liquidity Event

In connection with a Liquidity Event occurring prior to a termination of employment, all unvested Time Vested Units vest immediately prior to such Liquidity Event. Solely with respect to Messrs. Tabak, Redmond and White, in connection with a Liquidity Event occurring during the Tail Period, (i) all then-outstanding and unvested Time Vested Units (the "Tail Time Units") vest immediately prior to such Liquidity Event and (ii) the value of any distributions and dividends, as applicable, that would have otherwise been received with respect to such Tail Time Units from the date of such termination through but not including the applicable Liquidity Event, that would be paid to, or received by, the named executive officer in such Liquidity Event.

Solely in the event of a Qualifying Liquidity Event and prior to the named executive officer's termination, all unvested Performance Vested Units vest immediately prior to such Liquidity Event. In addition, solely with respect to Messrs. Tabak, Redmond and White if such Qualifying Liquidity Event occurs during an applicable Tail Period, the named executive officer is entitled to (i) vesting of all Tail Performance Units immediately prior to a Qualifying Liquidity Event and (ii) the value of any distributions and dividends, as applicable, that would have otherwise been received with respect to such Tail Performance Units from the date of such termination through but not including the applicable Liquidity Event, that would be paid to, or received by, the named executive officer in such Liquidity Event. In addition, for purposes of the vesting and forfeiture of the Tail

Performance Units, to the extent that a definitive agreement for a Liquidity Event transaction is entered into on or prior to the end of the performance period that has not been completed or terminated prior to December 31, 2020, such transaction will be deemed to be a Qualifying Liquidity Event with respect to Class B Units held by the named executive officers upon the closing of the transaction, and if such transaction terminates without closing, the applicable Tail Period shall terminate on the date of such termination.

Residual Unit Adjustment in Connection with a Liquidity Event

In the event of a distribution occurring on or after the occurrence of a Liquidity Event, the amount distributed shall be calculated as if all Residual Units (defined below) had been issued in connection with Original Closing and were outstanding and vested at the time of the distribution. "Residual Units" means the aggregate number of Class B Units equal to the sum of (i) (x) the aggregate number of Class B Units reserved for issuance under the 2016 Plan as of the Original Closing (i.e., 343,114 Class B Units) that were never issued prior to the first Liquidity Event minus (y) phantom units that have been issued or reserved for issuance under the 2016 Plan that reduce the plan unit reserve of the 2016 Plan on a one-for-one basis, plus (ii) the number of phantom units that were never issued prior to the first Liquidity Event plus (iii) the aggregate number of Class B Units and phantom units that were issued and did not vest and were forfeited solely due to a termination of employment and were not subsequently reissued. The amounts that would have been distributed to the Residual Units if they were outstanding at the time of the distribution will be allocated and paid on a pro rata basis to outstanding vested Class B Units who are otherwise receiving distributions. The named executive officers therefore are entitled to receive such distributions with respect to Residual Units on a pro rata basis with respect to their outstanding vested Class B Units following the occurrence of a Liquidity Event.

The Transactions constituted a Liquidity Event under the terms of the Class B Units. The following table sets forth the amounts the named executive officers received from such accelerated vesting on October 7, 2020. The amounts shown in the table do not include amounts that may have been payable to a named executive officer upon the sale of his vested equity pursuant to the exercise of call rights.

Name	Equity Award	Liquidity Event / Qualifying Liquidity Event[1] ($)
Mr. Tabak	Performance Vested Units	26,221,645
Mr. Redmond	Performance Vested Units	17,481,097
Mr. White	Performance Vested Units	17,481,097
Mr. Kim	Performance Vested Units	891,536
Mr. Doctoroff	Performance Vested Units	891,536

[1] Amounts reported reflect full accelerated vesting of the Performance Units. The amounts reported are based upon the value received in connection with the Transactions.

ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

✔ THE BOARD RECOMMENDS A VOTE OF **1 YEAR** FOR THIS PROPOSAL

We are seeking a non-binding determination from our stockholders as to how often they believe the advisory vote to approve the compensation of our named executive officers should be held in the future. Under the Dodd-Frank Act, every six years the Company is required to seek a non-binding advisory Stockholder vote regarding the frequency of the submission to stockholders of an advisory vote to approve the compensation of our named executive officers. The Dodd-Frank Act specifies that Stockholders be given the opportunity to vote on executive compensation every one, two or three years or abstain.

The Board believes that an annual advisory vote on executive compensation is consistent with having a regular dialogue with our stockholders on corporate governance matters, including the compensation of our named executive officers. An annual stockholder vote allows our stockholders to provide us with regular feedback regarding the effectiveness of our compensation programs, and provides our Board and Compensation Committee with the opportunity to consider stockholder views as part of its regular compensation review.

Although the advisory vote is non-binding, our Board will review the results of the vote and take them into account in making a determination concerning the frequency of advisory votes on executive compensation. Regardless of the frequency of the advisory vote to approve the compensation of our named executive officers, the Compensation Committee will remain committed to considering feedback from stockholders regarding the Company's compensation programs.

The voting options on the proposal to hold the advisory vote to approve the compensation of our named executive officers include "1 YEAR", "2 YEARS" or "3 YEARS". The voting frequency option that receives the highest number of votes cast by stockholders will be deemed the frequency for the advisory vote on executive compensation that has been selected by stockholders.

 

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of the Record Date by:

- Each person who is the beneficial owners of more than 5% of the outstanding shares of our Class A common stock;
- Each of our named executive officers and directors; and
- All of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The beneficial ownership of our common stock is based on 668,923,984 shares of common stock issued and outstanding, excluding 9,132,164 shares held by the Company as treasury shares.

Name and Address of Beneficial Owner[1]	Number of Shares	Percent Owned (%)
Five Percent Holders:		
Churchill Sponsor LLC[2]	52,000,000	7.8
GIC Investor[3]	49,612,794	7.4
Green Equity Investors[4]	38,449,957	5.7
H&F Investors[5]	215,514,491	32.2
Magnetar Financial LLC[6]	35,748,476	5.3
Oak Hill Advisors Entities[7]	41,937,815	6.3
The Public Investment Fund of the Kingdom of Saudi Arabia[8]	61,750,000	9.2
T. Rowe Price Associates[9]	33,996,887	5.1
Named Executive Officers and Directors:		
Mark H. Tabak[10]	13,890,202	2.1
David L. Redmond	1,832,682	*
Dale A. White	8,066,106	1.2
Jeffrey A. Doctoroff	301,464	*
Michael C. Kim	301,464	*
Glenn R. August[11][12]	41,945,108	6.3
Richard A. Clarke[13]	7,293	*
Anthony Colaluca, Jr.[13]	7,293	*
Paul D. Emery[14]	—	—
C. Martin Harris[13]	5,214	*
Julie D. Klapstein[13]	6,382	*
Michael S. Klein[2][15]	52,007,293	7.8
P. Hunter Philbrick[14]	—	—
Allen R. Thorpe[14]	—	—
William L. Veghte[11][13]	7,293	*
All executive officers and directors as a group (16 persons)	118,406,344	17.7

Stock Ownership Information

* Less than 1%

(1) Unless otherwise noted, the address of each of the following entities or individuals is c/o MultiPlan Corporation, 115 Fifth Avenue, New York, New York 10003.

(2) Interests shown consist of (i) 27,500,000 shares of Class A common stock and (ii) warrants to purchase 24,500,000 shares of Class A common stock (including warrants issued in satisfaction of the Note to purchase 1,500,000 shares of Class A common stock). Each warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. 12,404,080 of such shares of Class A common stock and 4,800,000 of such warrants unvested as of October 8, 2020 and will revest at such time as, during the 4-year period starting on October 8, 2021 and ending on October 8, 2025, the closing price of our Class A common stock exceeds $12.50 for any 40 trading days in a 60 consecutive day period. The business address for Churchill Sponsor III LLC is 640 Fifth Avenue, 12th Floor, New York, New York 10019. Excludes 481,711 shares of our Class A common stock owned by M. Klein and Company, LLC, an entity in which Mr. Klein has a minority interest.

(3) Interests shown consist of 49,612,794 shares of Class A common stock held by Viggo Investment Pte. Ltd. (the "GIC Investor"). The GIC Investor shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. ("GIC SI"), and GIC Private Limited ("GIC"), both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(4) Interests shown consist of 23,447,087 shares of Class A common stock held by Green Equity Investors VI, L.P., 13,992,386 shares of Class A common stock held by Green Equity Investors Side VI, L.P., 62,670 shares of Class A common stock held by LGP Associates VI-A LLC and 917,814 shares of Class A common stock held by LGP Associates VI-B LLC (each a "Green Equity Investor") pursuant to a Schedule 13D filed by the Green Equity Investors on October 13, 2020 (the "GEI 13D"). Pursuant to the GEI 13D, voting and investment power with respect to the shares held by the Green Equity Investors is shared; voting and investment power may also be deemed to be shared with certain affiliated entities and investors whose holdings are included in the above amount; and each of the foregoing entities' address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(5) Interests shown consist of: (i) 1,712,045 shares of Class A common stock held by Music Investments, LP ("Music Investments") pursuant to a Form 4 filed on December 8, 2020 (the ("H&F Form 4") and (ii) 112,593,413 shares of Class A common stock held by Hellman & Friedman Capital Partners VIII, L.P., 50,532,114 shares of Class A common stock held by Hellman & Friedman Capital Partners VIII (Parallel), L.P., 9,549,505 shares of Class A common stock held by HFCP VIII (Parallel-A), L.P., 2,953,631 shares of Class A common stock held by H&F Executives VIII, L.P. and 496,709 shares of Class A common stock held by H&F Associates VIII, L.P. (collectively, the "H&F VIII Funds") and 37,677,074 shares of Class A common stock held by H&F Polaris Partners, L.P. ("Polaris Partners" and, collectively with Music Investments and the H&F VIII Funds, the "H&F Investors") pursuant to a Schedule 13D filed by the H&F Investors on October 13, 2020, as amended on November 16, 2020 (the "H&F 13D"). Pursuant to the H&F Form 4 and the H&F 13D: H&F Parallel-A is the managing member of Music Investments, GP, LLC, which is the general partner of Music Investments, H&F Polaris Partners GP, LLC ("Polaris Partners GP") is the general partner of Polaris Partners; Hellman & Friedman Capital Partners VIII, L.P. is the managing member of Polaris Partners GP; Hellman & Friedman Investors VIII, L.P. ("H&F Investors VIII") is the general partner of the H&F VIII Funds; H&F Corporate Investors VIII, Ltd. ("H&F VIII") is the general partner of H&F Investors VIII; and as the general partner of H&F Investors VIII, H&F VIII may be deemed to have beneficial ownership of the shares beneficially owned by the H&F Investors. Pursuant to the H&F 13D, voting and investment determinations with respect to shares held by the H&F Investors are made by the board of directors of H&F VIII, which consists of Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe, and each of the members of the board of directors of H&F VIII disclaims beneficial ownership of such shares. Pursuant to the H&F 13D, the address of each entity named in this footnote is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.

(6) Pursuant to a Schedule 13G filed on February 16, 2021, interests shown are held for Magnetar Constellation Master Fund, Ltd ("Constellation Master Fund"), Magnetar Constellation Fund II, Ltd ("Constellation Fund"), Magnetar Xing He Master Fund Ltd ("Xing He Master Fund"), Magnetar SC Fund Ltd ("SC Fund"), Magnetar Capital Master Fund Ltd ("Master Fund"), Purpose Alternative Credit Fund Ltd ("Purpose Fund"), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP, ("Structured Credit Fund"), Magnetar Longhorn Fund LP ("Longhorn Fund"), both Delaware limited partnerships; Magnetar Lake Credit Fund LLC ("Lake Credit Fund") and Purpose Alternative Credit Fund – T LLC ("Purpose Fund – T"), Delaware limited liability companies; a certain Managed Account; collectively (the "Magnetar Funds and Account"). Magnetar Financial serves as the investment adviser to the Magnetar Funds and Account, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds and Account' accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Alec N. Litowitz. As of December 31, 2020, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 35,748,476 Shares. The amount consists of (i) 12,509,770 Shares held for the account of Constellation Master Fund; (ii) 230,769 Shares held for the account of Master Fund; (iii) 4,833,562 Shares held for the account of Xing He Master Fund; (iv) 3,989,642 Shares held for the account of Constellation Fund; (v) 4,182,005 Shares held for the account of SC Fund; (vi) 4,038,111 Shares held for the account of Structured Credit Fund; (vii) 1,793,077 Shares held for the account of Longhorn Fund; (viii) 769,231 Shares held for the account of Lake Credit Fund; (ix) 986,154 Shares held for the account of Purpose Fund: (x) 493,077 Shares held of the account of Purpose Fund – T.; and (xi) 1,923,078 Shares held for the account of the Managed Account. The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(7) Interests shown are held by client accounts (each, an "Oak Hill Advisors Entity") advised and/or managed by Oak Hill Advisors, L.P. or its affiliates. Interests shown consists of (i) 3,351,265 shares of Class A common stock, (ii) warrants to purchase 125,000 shares of Class A common stock and (iii) 38,461,550 shares of Class A common stock that may be acquired upon conversion of Senior Convertible PIK Notes. Each warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $12.50 per share, subject to adjustment. The Senior Convertible PIK Notes are convertible into shares of Class A common stock based on a $13.00 conversion price, subject to customary anti-dilution adjustments. The business address for the Oak Hill Advisors Entities is 1114 Avenue of the Americas, 38th Floor, New York, NY 10036.

(8) Interests shown consists of (i) 51,250,000 shares of Class A common stock, (ii) warrants to purchase 2,500,000 shares of Class A common stock and (iii) option purchase warrants exercisable for 8,000,000 shares of Class A Common Stock held by The Public Investment Fund of the Kingdom of Saudi Arabia ("The PIF") pursuant to a Schedule 13G, as amended, filed by The PIF on February 16, 2021 ("The PIF 13G"). Pursuant to The PIF 13G, the business address for The PIF is P.O. Box 6847, Riyadh 11452, The Kingdom of Saudi Arabia.

(9) Pursuant to a Schedule 13G filed on February 16, 2021, T. Rowe Price Associates, Inc. has sole voting power with respect to 12,497,462 of the indicated shares of Class A Common Stock and sole dispositive power with respect to all of these shares. T. Rowe Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to T. Rowe Price Associates may be revoked in whole or in part at any time.

(10) Interests shown consist of: (i) 5,023,610 shares of Class A common stock held by Mr. Tabak; (ii) 4,433,296 shares of Class A common stock held by the Lauren Fass 2012 Dynasty Trust, dated July 11, 2012, of which Mr. Tabak's spouse is the trustee; and (iii) 4,433,296 shares of Class A common stock held by the Lindsay Levin 2012 Dynasty Trust, dated July 11, 2012, of which Mr. Tabak's spouse is the trustee.

(11) Glenn R. August and William L. Veghte each have an economic interest (or deemed economic interest) in shares of our Class A common stock through their respective ownership of membership interests in Sponsor, but do not beneficially own any shares of our Class A common stock. The indirect ownership interest via Sponsor is reflected solely under the rows for Sponsor and its controlling person, Michael Klein. The economic interests (or deemed economic interests) of these individuals in the founder shares held by Sponsor are as shown below:

	Founder Shares
Glenn R. August(A)	3,933,137
William L. Veghte	669,985

(A) Reflects economic interests (or deemed economic interests) held on behalf of Oak Hill Advisors Entities

(12) Includes 7,293 shares related to restricted stock units that will be acquired within 60 days upon the vesting of the underlying equity award. All Interests shown are held by Oak Hill Advisors Entities, or, in the case of the restricted stock units, are held by Mr. August for the benefit of certain clients of Oak Hill Advisors, L.P. As an advisor or manager to the Oak Hill Advisors Entities, Oak Hill Advisors, L.P. and/or its affiliates may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Class A common stock owned by such entities. Oak Hill Advisors, L.P. and its affiliates are managed or otherwise controlled directly or indirectly by Glenn R. August, who is the Founder, Senior Partner and Chief Executive Officer of Oak Hill Advisors, L.P. The interests beneficially owned by the Oak Hill Advisors Entities may also be deemed to be beneficially owned by Mr. August, Oak Hill Advisors, L.P. and/or its affiliates. Mr. August, Oak Hill Advisors, L.P. and/or its affiliates disclaim beneficial ownership of shares of our Class A common stock beyond their respective pecuniary interest in the Oak Hill Advisors Entities for purposes of Section 16 under the Exchange Act.

(13) Represents shares related to restricted stock units that will be acquired within 60 days upon the vesting of the underlying equity award.

(14) Business address is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.

(15) Includes 7,293 shares related to restricted stock units that will be acquired within 60 days upon the vesting of the underlying equity award. Michael S. Klein is the sole stockholder of M. Klein Associates, Inc., which is the managing member of Sponsor. The shares beneficially owned by Sponsor may also be deemed to be beneficially owned by Mr. Klein. The business address for Mr. Klein is c/o Churchill Sponsor III LLC, 640 Fifth Avenue, 12th Floor, New York, New York 10019. Excludes 2,622,711 shares of our Class A common stock owned by M Klein and Company, an entity in which Mr. Klein has a minority interest.

Hedging and Pledging Policies

Pursuant to the terms of the Company's Insider Trading Policy, our directors, officers and employees are prohibited from trading in options, warrants, puts and calls or similar instruments on the Company's securities or short-selling. No MultiPlan personnel may engage in any transactions (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's equity securities.

MultiPlan directors, officers and employees are prohibited from purchasing the Company's securities on margin, borrowing against any account in which the Company's securities are held, or pledging the Company's securities as collateral for a loan, without first obtaining pre-clearance. The General Counsel is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, the percentage amount that the securities being pledged represent of the total number of our securities held by the person making the request and the financial capacity of the person making the request.

As part of the administration of our Insider Trading Policy, we have procedures in place that are reasonably designed to prevent any prohibited transactions from being initiated by our directors, officers and employees.

Delinquent Section 16(a) Reports

To our knowledge, based solely on a review of the copies of the reports required pursuant to Section 16(a) of the Exchange Act that have been furnished to us and written representations that no other reports were required, during fiscal year 2020, all Section 16(a) filing requirements applicable to our directors, executive officers, and greater than 10% beneficial owners have been met, except for the following Form 4s which were inadvertently delayed: (i) a Form 4 for Mr. Kim related to the shares he received as part of the closing of the Transactions and (ii) a Form 4 to report transfers by a trust for the benefit of Mr. Redmond's family to Mr. Redmond in connection with certain estate planning.

Voting and Other Information

Who is asking for my vote?

Our Board is soliciting proxies for use at the Annual Meeting of Stockholders, and any adjournments or postponements of the meeting. Costs of the solicitation are being borne by the Company.

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the total shares of our Class A common stock issued and outstanding on March 29, 2021, entitled to vote at the Annual Meeting, must be present in person or represented by proxy for the meeting to be held. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting. The shares held by each stockholder who properly submits a proxy, shares represented by broker non-votes that are present in person or represented by proxy and entitled to vote at the Annual Meeting and votes to "ABSTAIN" will be counted for purposes of determining the presence of a quorum at the meeting. As of the close of business on March 29, 2021, we had 668,923,984 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting.

What am I voting on and what is the vote required to pass?

Voting Item	Board Recommendation	Voting Standard
Election of the four Class I nominees named in this proxy statement to our Board	**FOR** each director nominee	Plurality
Ratification of our independent registered public accounting firm for fiscal year 2021	**FOR**	Majority of Votes Cast
Advisory vote to approve the compensation of our named executive officers	**FOR**	Majority of Votes Cast
Advisory vote on the frequency of holding future advisory votes to approve the compensation of our named executive officers	**1 YEAR**	Majority of Votes Cast

Election of the Four Class I Nominees to our Board. Our bylaws require a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This means that the four director nominees who receive the most affirmative votes in respect of the shares present in person or represented by proxy at the meeting and entitled to vote will be elected. Stockholders may not cumulate their votes with respect to the election of directors. You may vote either "FOR" or "WITHHOLD" your vote from any one or more of the nominees. Votes that are withheld and broker non-votes will have no effect on the election of directors because only votes "FOR" a nominee will be counted.

All Other Proposals. Under our bylaws, the approval of each of the other proposals that do not relate to director elections requires the affirmative vote (i.e., a "FOR" vote) of a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on the subject matter. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" these items, and a broker non-vote will have no effect in determining whether these items are approved. Our Proposal 2 (to ratify the appointment of our independent registered public accounting firm) is the only proposal on which your broker is entitled to vote your shares if no instructions are received from you.

Are broker non-votes counted at the meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine," such as the ratification of our independent registered public accounting firm. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay or say-on-frequency. Therefore, if you do not provide instructions to the record holder of your shares with respect to proposals other than Proposal 2, the ratification of our independent registered public accounting firm, a broker non-vote as to your shares may result with respect to the other proposals. In that event, your shares will count towards a quorum but are not counted as vote cast and will have no effect on the outcome of a proposal.

Voting and Other Information

What happens if I abstain on a proposal?

If you choose to abstain on a proposal, your shares will count towards a quorum and, where applicable, will have the same effect as a vote "AGAINST" Proposals 2, 3 and 4. With respect to Proposal 1, directors will be elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. You may vote "FOR" or "WITHHOLD" with respect to each nominee. Votes that are withheld will be excluded entirely from the vote with respect to the nominee from whom they are withheld. Votes that are withheld and broker non-votes (as described above) will not have any effect on the outcome of the election of the directors because directors are elected by plurality voting, but votes that are withheld and broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting.

Who can vote at the Annual Meeting?

You may vote if you were the holder of record of shares of our Class A common stock at the close of business on March 29, 2021, also referred to as the "Record Date". Only holders of record at the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. You are entitled to one vote on each matter presented at the Annual Meeting for each share of our Class A common stock for which you were the holder of record on the Record Date. If you held shares of our Class A common stock in "street name" (usually through a bank, broker, or other nominee) on the Record Date, the record holder of your shares will generally vote those shares in accordance with your instructions.

How do I vote?

The process for voting your shares of our common stock depends on how your shares are held. Generally, you may hold shares in your name as a "record holder" (that is, in your own name) or in "street name" (that is, through a nominee, such as a broker or bank).

Record Holders. If you are a record holder, you may vote your shares using one of the following methods:

	**Over the Internet.** Go to www.proxyvote.com. You can use the Internet 24 hours a day, seven days a week, to submit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern time on May 26, 2021. Have your proxy card or Notice of Internet Availability of Proxy Materials in hand when you access the web site and follow the instructions to obtain your records and create an electronic voting instruction form.
	**By telephone.** Call (800) 690-6903. You can use any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern time on May 26, 2021. Have your proxy card or Notice of Internet Availability of Proxy Materials in hand when you call and follow the instructions.
	**By mail.** If you received a printed copy of the proxy materials, you may submit your vote by completing, signing and mailing your proxy card and returning it in the prepaid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than May 26, 2021 to be voted at the Annual Meeting.
	**In person at the Annual Meeting.** Record holders are invited to attend the Annual Meeting and vote virtually at the Annual Meeting. You may vote and submit questions while attending the live audio webcast. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card. **If you vote via the Internet or by telephone, do not return a proxy card**.

Held in Street Name. If you hold shares of our Class A common stock in the name of a broker, bank or other nominee, you should follow the instructions in the Notice of Internet Availability of Proxy Materials or voting instructions provided by the broker, bank or other nominee to instruct your broker, bank or other nominee on how to vote your shares. **Your broker, bank or other nominee is permitted to vote your shares with respect the "routine" proposal to ratify the appointment of our independent registered public accounting firm without your instruction as to how to vote but will not be permitted to vote your shares with respect to any of the other proposals at the Annual Meeting without your instructions as to how to vote.**

Can I vote in person at the Annual Meeting?

To vote at the Annual Meeting, log in at www.virtualshareholdermeeting.com/MPLN2021. You will need your unique 16-digit control number shown on the Notice of Internet Availability of Proxy Materials, proxy card or voting instructions you received in the mail. If you are the beneficial owner of shares held through a broker, or other nominee, please follow the instructions provided by your broker, trustee or nominee.

Why is the meeting being held virtually this year?

The annual meeting is being held on a virtual-only basis to enable participation by a broader number of stockholders, particularly in view of the continuing impacts of COVID-19. We believe that hosting a virtual meeting under the current environment will facilitate stockholder attendance by enabling stockholders to safely participate in the Annual Meeting. We have designed the virtual meeting to provide stockholders substantially the same opportunities to participate as they would have at an in-person meeting.

How do I participate in the Annual Meeting?

The live audio webcast of the annual meeting will begin promptly at 11:00 a.m., Eastern Time, on Thursday, May 27, 2021. Online access to the audio webcast will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test the computer audio system. To attend the virtual annual meeting, log in at www.virtualshareholdermeeting.com/MPLN2021. You will need your 16-digit control number shown on the Notice of Internet Availability of Proxy Materials, proxy card or voting instructions you received in the mail. If you do not have a control number, please contact your bank, broker or other nominee as soon as possible so you can be provided with a control number and gain access to the meeting.

The format of the virtual meeting has been designed to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. You will be able to submit questions during the meeting by typing in your question into the "ask a question" box on the meeting page. We will read and respond to appropriate questions during the meeting. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters, including those related to employment or service issues, are not pertinent to meeting matters and therefore will not be answered.

We will provide a toll-free technical support "help line" that can be accessed by any stockholder who is having challenges logging into or participating in the virtual annual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the Virtual Shareholder Meeting login page.

What if I do not specify a choice for a matter when returning a proxy?

If you did not indicate otherwise (excluding broker non-votes), the persons named as proxies on the proxy card will vote your shares of our Class A common stock in accordance with the Board recommendations indicated above.

Can I revoke my proxy or change my vote?

Yes, you may revoke your proxy or change your vote if you are a record holder by:

- delivering a written notice of revocation to us at or prior to the Annual Meeting;
- signing a proxy bearing a later date than the proxy being revoked and delivering it to us before the Annual Meeting; or
- voting in person at the Annual Meeting.

If your shares of our Class A common stock are held in street name through a broker, bank, or other nominee, you should contact the record holder of your shares regarding how to revoke your proxy or change your vote.

Why did I receive a Notice of Internet Availability of Proxy Materials?

We have elected to take advantage of SEC rules that allow us to provide stockholders access to our proxy materials over the Internet. We believe furnishing proxy materials through the Internet will allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. As a result, instead of a paper copy of our proxy materials, a Notice of Availability of Proxy Materials will be delivered to all of our stockholders, except for those who have previously requested to receive a paper copy of the proxy materials. This notice explains how you can access our proxy materials over the Internet and also describes how to request a printed copy of these materials. **The Notice of Internet Availability of Proxy Materials only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability of Proxy Materials and returning it. The Notice of Internet Availability of Proxy Materials provides instructions on how to cast your vote.**

Voting and Other Information

How can I access the proxy materials over the Internet?

You can access this proxy statement and our 2020 Annual Report on Form 10-K at www.investors.multiplan.com. If you wish to help reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all proxy materials for future annual meetings of stockholders electronically by e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

How may I obtain a paper or e-mail copy of the proxy materials?

If you received a Notice of Internet Availability of Proxy Materials, you will find instructions about how to obtain a paper or e-mail copy of the proxy materials and our 2020 Annual Report on Form 10-K in your notice. We will mail paper copies of these documents to all stockholders to whom we do not send a Notice Regarding Internet Availability of Proxy Materials.

What should I do if I receive more than one Notice of Internet Availability of Proxy Materials or more than one paper copy of the proxy materials?

Certain stockholders may receive more than one Notice of Internet Availability of Proxy Materials or more than one paper copy of the proxy materials, including multiple proxy cards. For example, if you hold shares of our Class A common stock in more than one brokerage account, you may receive a separate notice or a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares of our Class A common stock are registered in more than one name, you may receive a separate notice or a separate set of paper proxy materials and proxy card for each name in which you hold shares. To vote all of your shares of our Class A common stock, you must complete, sign, date, and return each proxy card you receive or vote the shares to which each proxy card relates. If you hold shares of our Class A common stock in one or more street names, you must complete, sign, date, and return to each bank, broker or other nominee through whom you hold shares each instruction card received from that bank, broker or other nominee.

Where can I find the voting results for the Annual Meeting?

We will report the voting results in a Current Report on Form 8-K filed with the SEC within four business days following our 2021 Annual Meeting. You can access this report at www.investors.multiplan.com.

Miscellaneous Matters

Submitting Proposals for 2022 Annual Meeting

The table below summarizes the requirements for stockholders to submit proposals, including director nominations, for next year's annual meeting. Stockholders are encouraged to consult SEC Rule 14a-8 or our bylaws, as applicable, to see all applicable requirements. Our bylaws are included as an exhibit to our Annual Report on Form 10-K as filed with the SEC on March 16, 2021.

	Proposals for Inclusion in the 2022 Proxy	Other Proposals/Nominees to be Presented at 2022 Annual Meeting
Type of Proposal	SEC rules permit stockholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	Stockholders may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by notifying the Company in advance and satisfying the requirements specified in our bylaws
When Proposal Must Be Received by the Company	No later than close of business on December 16, 2021	No earlier than January 27, 2022 and no later than close of business on February 26, 2022
What to Include	The information required by SEC Rule 14a-8	The information required by our bylaws
Where to Send	MultiPlan Corporation, 16 Crosby Drive, Bedford, Massachusetts 01730-1402, Attention: Secretary	

Other Matters

Our management knows of no other matters which may properly come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, it is the intention of the persons named in the proxy to vote such proxy in accordance with their best judgment.

The cost of solicitation of proxies will be paid by us. In addition to solicitation by use of the mails, certain of our directors, officers or employees may solicit the return of proxies personally or by telephone or other means.

In some cases, only one copy of our proxy statement and our 2020 Annual Report on Form 10-K will be delivered to multiple stockholders who share the same address. If you received a household mailing this year and would like to receive additional copies of our proxy statement and/or 2020 Annual Report on Form 10-K, please submit your request in writing to: MultiPlan Corporation, 16 Crosby Drive, Bedford, Massachusetts 01730-1402, Attention: Secretary, or by calling (800) 253-4417, and we will deliver a separate copy to you promptly upon your request. Any stockholder who wants to receive separate copies of the proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should notify the Company.

We are providing without charge a copy of our Annual Report on Form 10-K for fiscal year 2020 to each person from whom a proxy is solicited. To request an additional copy of the Annual Report on Form 10-K, please send a request to us at 16 Crosby Drive, Bedford, Massachusetts 01730-1402, Attention: Secretary.

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